Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

by and among

GENZYME CORPORATION

and

LABORATORY CORPORATION OF AMERICA HOLDINGS

Dated as of September 13, 2010

TABLE OF CONTENTS

ARTICLE 1 Definitions		1

ARTICLE 2 Purchase and Sale of Assets; Assignment and Assumption of Liabilities		15

2.1.	Transferred Assets	15

2.2.	Excluded Assets	17

2.3.	Assumed Liabilities	18

2.4.	Excluded Liabilities	18

2.5.	Non-Assignable Assets	19

ARTICLE 3 Consideration		20

3.1.	Purchase Price and Assumption of Assumed Liabilities	20

3.2.	Working Capital Adjustment	20

ARTICLE 4 Closing and Closing Deliverables		22

4.1.	Closing; Time and Place	22

4.2.	Deliveries by Seller	22

4.3.	Deliveries by Purchaser	24

ARTICLE 5 Representations and Warranties of Seller		25

5.1.	Organization	25

5.2.	Power and Authorization	25

5.3.	Authorization of Governmental Authorities	26

5.4.	Noncontravention	26

5.5.	Financial Statements	26

5.7.	Absence of Certain Developments	27

5.8.	Assets	28

5.9.	Real Property	29

5.10.	Intellectual Property	29

5.11.	Privacy and Data Protection	31

5.12.	Compliance With Law; Permits	31

5.13.	Health Care Compliance	32

5.14.	Tax Matters	34

i

5.15.	Employees	34

5.16.	Employee Plans	36

5.17.	Environmental Matters	36

5.18.	Contracts	37

5.20.	Litigation; Governmental Orders	38

5.21.	Insurance	39

5.22.	No Brokers	39

5.23.	Genzyme Genetic Counseling	39

5.24.	G-Path Medical Associates, Inc.	39

5.25.	No Other Representations	42

ARTICLE 6 Representations and Warranties of Purchaser		42

6.1.	Organization	42

6.2.	Power and Authorization	42

6.3.	Authorization of Governmental Authorities	43

6.4.	Noncontravention	43

6.5.	Financing	43

6.6.	No Brokers	44

ARTICLE 7 Covenants		44

7.1.	Conduct of the Business Prior to Closing	44

7.2.	No Solicitation	45

7.3.	Commingled Contracts Assistance	45

7.4.	Access to Information	46

7.5.	Business Books and Records	47

7.6.	Commercially Reasonable Efforts	47

7.7.	Antitrust Review	47

7.8.	Consents	48

7.9.	Cooperation	49

7.10.	Return of Excluded Assets and Transferred Assets	49

7.11.	Records and Documents	49

7.12.	Bulk Sales Waiver	50

7.13.	Confidentiality	50

7.14.	Non-Solicitation of Employees	50

7.15.	Non-Competition	51

7.16.	Compliance with WARN Act and Similar Legal Requirements	52

7.17.	Assumption of Regulatory Obligations	52

7.18.	Change of Name	52

7.19.	Publicity	53

7.20.	Transition Assets	53

7.21.	p53 Test	53

7.22.	Financing	53

ARTICLE 8 Employees		56

8.1.	Efforts; Employee Lease Agreement	56

8.2.	Employees of U.S. Business and Japan Business	56

8.3.	Provisions for Transferred Employees	59

8.4.	Provisions for G-Path Employees	61

8.5.	No Benefit to Employees Intended	61

ARTICLE 9 real Property		61

9.1.	Provisions for Assigned Real Estate	61

9.2.	Conduct of Business	62

9.3.	Security Deposits	63

ARTICLE 10 Conditions to Closing		63

10.1.	Conditions to Purchaser’s Obligation to Close	63

10.2.	Conditions to Seller’s Obligation to Close	64

10.3.	Conditions to Obligations of Each Party to Close	64

ARTICLE 11 Tax Matters		64

11.1.	Purchase Price Allocation	64

11.2.	Cooperation; Allocation of Taxes	65

11.3.	Preparation and Filing of Tax Returns	66

11.4.	Certification of Certain Matters	67

11.5.	Tax Refunds	68

11.6.	No Amendments	68

11.7.	Tax Contests	68

11.8.	Section 338 Elections	69

11.9.	VAT	69

ARTICLE 12 Termination		69

12.1.	Circumstances for Termination	69

12.2.	Effect of Termination	69

12.3.	Purchaser Termination Fee	70

ARTICLE 13 Indemnification		71

13.1.	Indemnification by Seller	71

13.2.	Indemnification by Purchaser	71

13.3.	Scope of Seller’s Liability	71

13.4.	Claims	72

13.5.	Defense of Actions	72

13.6.	Time Limitation	73

13.7.	Exclusive Remedy	73

13.8.	Tax Treatment of Indemnity Payments	73

13.9.	Limitation of Liability, Disclaimer of Consequential Damages	73

13.10.	Third Party Contributors; Tax Benefits	73

ARTICLE 14 Miscellaneous Provisions		74

14.1.	No Reliance by Purchaser; Own Due Diligence	74

14.2.	Financial Statements and Projections	74

14.3.	Specific Performance	75

14.4.	Expenses	75

14.5.	Interpretation	75

14.6.	Entire Agreement; Survival	75

14.7.	Amendment, Waivers and Consents	76

14.8.	Successors and Assigns	76

14.9.	Governing Law	76

14.10.	Jurisdiction; Waiver of Jury Trial	76

14.11.	Rules of Construction	77

14.12.	Severability	77

14.13.	Notices	77

14.14.	Rights of Parties	79

14.15.	Counterparts	79

v

OMITTED SCHEDULES

Schedule 2.1.3	Transferred Intellectual Property
Schedule 2.1.4	Contracts
Schedule 2.1.5	Approvals and Permits
Schedule 2.1.6	Claims
Schedule 2.1.7	Owned Real Estate
Schedule 2.1.8	Assigned Real Estate
Schedule 2.1.13	Other Assets
Schedule 2.2.7	Excluded Real Estate
Schedule 2.2.8	Excluded Personal Property
Schedule 2.2.9	Intercompany Receivables
Schedule 2.4.3	Other Excluded Liabilities
Schedule 3.2.1	Accounting Adjustments and Principles
Schedule WC	Target Base Working Capital Calculation
Schedule 4.2.8(b)	Short-Term Transitional Occupancy Agreements
Schedule 5	Seller’s Disclosure Schedule
Schedule 6	Purchaser’s Disclosure Schedule
Schedule 7.3	Commingled Contracts
Schedule 8.2.6	Change in Control Benefits
Schedule 11.1	Purchase Price Adjustments

Genzyme Corporation agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.

OMITTED EXHIBITS

Exhibit 1(a)	Real Estate Terms and Conditions
Exhibit 4.2.1	General Assignment and Bill of Sale
Exhibit 4.2.2	Genzyme Genetic Counseling Transfer Instrument
Exhibit 4.2.3	Assignment and Assumption Agreements
Exhibit 4.2.4(a)	Patent Assignment
Exhibit 4.2.4(b)	Trademark Assignment
Exhibit 4.2.4(c)	Domain Name Assignment
Exhibit 4.2.6	Intellectual Property License Agreements Terms and Conditions
Exhibit 4.2.7	Transition Services Agreement
Exhibit 4.2.9(a)	Referral Testing Agreement
Exhibit 4.2.9(b)	Analytical Services Agreement
Exhibit 4.2.10	Cross Releases With Genzyme Genetic Counseling
Exhibit 4.3.6	Severance Plan Adoption Agreements
Exhibit 5.5.1	Financial Statements
Exhibit 7.19	Press Releases

Genzyme Corporation agrees to furnish supplementally a copy of any omitted exhibit to the Commission upon request.

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is dated as of September 13, 2010 (the “Execution Date”), by and among Laboratory Corporation of America Holdings, a Delaware corporation (“Purchaser”), and Genzyme Corporation, a Massachusetts corporation (“Seller”). Seller and its Affiliates that own Transferred Assets and/or are subject to Assumed Liabilities are collectively referred to in this Agreement as the “Selling Persons.” Purchaser and Seller are referred to in this Agreement each as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Purchaser desires to purchase from the Seller, and the Seller desires to sell to Purchaser, substantially all of the assets constituting the Business, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE 1
DEFINITIONS

“2008/2009 Audited Financials” is defined in Section 7.4.3.

“2010 Additional Unaudited Financials” is defined in Section 7.4.3.

“Accounting Adjustments and Principles” is defined in Section 3.2.1.

“Acquiring Person” is defined in Section 7.15.3.

“Acquisition” is defined in Section 7.15.3.

“Action” means any audit, examination, investigation, action, lawsuit, litigation, arbitration or other similar proceeding to, from, by or before any Governmental Authority.

“Additional Audited Financials” is defined in Section 7.4.3.

“Additional Unaudited Financials” is defined in Section 7.4.3.

“Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the specified Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means (a) the possession of the power to vote 50% or more of the securities or other Equity Interest of a Person having ordinary voting power, or (b) the possession of the power to direct or cause the direction of the management policies of a Person, by contract or otherwise.

“Agreement” means this Asset Purchase Agreement (including all schedules and exhibits attached to this Agreement, which are fully incorporated by this reference), as it may be amended from time to time.

“Analytical Services Agreement” is defined in Section 4.2.9.

“Ancillary Agreement” means each of the General Assignment and Bill of Sale, the Genzyme Genetic Counseling Transfer Instrument, the Assignment and Assumption Agreements, the Patent Assignment, the Trademark Assignment, the Domain Name Assignment, the Intellectual Property License Agreements, the Trademark License Agreement, the Transition Services Agreement, the Short-Term Transitional Occupancy Agreements, the Assignments of Leases, the Deed, the Referral Testing Agreement, the Analytical Services Agreement, the Severance Plans, and the Employee Lease Agreement.

“Annual Financials” is defined in Section 5.5.1(a).

“Antitrust Laws” means Legal Requirements that prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Arbitration Notice” is defined in Section 3.2.3(a).

“Assigned Real Property Leases” means the Real Property Leases set forth on Schedule 2.1.8.

“Assignment and Assumption Agreement” is defined in Section 4.2.3.

“Assignments of Leases” is defined in Section 4.2.8(c).

“Assumed Liabilities” is defined in Section 2.3.

“Average Historical Accounts Payable” means the amount reflected as accounts payable on the audited consolidated balance sheet of the Business as of December 31, 2009, contained in the 2008/2009 Audited Financials to be delivered by Seller to Purchaser pursuant to Section 7.4.3.

“Bottom End Working Capital” equals Target Base Working Capital minus the product of (a) 0.05 and (b) Target Base Working Capital.

“Business Books and Records” is defined in Section 2.1.10.

“Business” means the genetic testing business unit of Seller, which provides as a commercial business complex testing services for the oncology and reproductive markets, genetic counseling services for the reproductive market and an analytical services business that provides specialized research and development services for the oncology and reproductive markets, in each case as conducted by the Selling Persons as of the Execution Date.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are required by law to be closed in Cambridge, Massachusetts.

“Business Employee” means any Schedule A Employee, any Schedule B Employee, and any Japanese Employee.

“Business Taxes” is defined in Section 11.2.2(c).

“Capital Markets Transaction” means the issuance by Purchaser or its Affiliates of senior notes in a public offering or in a Rule 144A or other private placement.

“Closing” is defined in Section 4.1.

“Closing Balance Sheet” is defined in Section 3.2.1.

“Closing Date” is defined in Section 4.1.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commingled Contract” means any Contract (including IT Contracts) used or held for use in the Business and also in the business of the Seller or its Retained Subsidiaries other than the Business, other than Intellectual Property license agreements.

“Compensation” means, with respect to any Person, all salaries, compensation, remuneration, and target incentive compensation payable by a Party or any Affiliate of a Party to such Person, other than, in the case of a Business Employee, a retention or stay bonus payable solely by a Selling Person.

“Competing Business or Activity” is defined in Section 7.15.1.

“Competing Party” is defined in Section 7.2.

“Competing Transaction” is defined in Section 7.2.

“Competitive Restrictions” is defined in Section 7.15.2.

“Confidential Information Memorandum” means that certain Confidential Information Memorandum dated July 2010 delivered to Purchaser.

“Confidential Information” means all Trade Secrets and other confidential and/or proprietary information of a Person, including information contained in or derived from reports, investigations, research, work in progress, codes, marketing and sales programs, financial projections, cost summaries, pricing formulas, contract analyses, financial information, projections, confidential filings with any state or federal agency, and all other confidential concepts, methods of doing business, ideas, materials or information prepared or performed for, by or on behalf of such Person by its employees, officers, directors, agents, representatives, or consultants.

“Confidentiality Agreement” means that certain confidentiality agreement between Purchaser and Seller, dated June 28, 2010.

“Consent” means any approval, consent, ratification, permission, waiver or authorization.

“Consolidated Return” means any affiliated, combined, consolidated or unitary Tax Return filed with respect to a group that includes through the Closing Date a Selling Person, Genzyme Genetic Counseling or G-Path (or any other Affiliate of the Selling Persons).

“Contract” means, with respect to any Person, any legally binding contract, agreement, lease, sublease, license, commitment, promise, undertaking, arrangement or understanding, whether written or oral.

“Copyrights” means all copyrightable works of authorship (whether published or unpublished), all registered or unregistered copyrights, all copyright registrations, applications for registration and renewals, and all rights corresponding the foregoing throughout the world, including rights to prepare, reproduce, perform, display and distribute copyrighted works and copies, compilations and derivative works thereof.

“Customer Data” is defined in Section 5.11.1.

“Damages” means any loss, damage, injury, award, fine, penalty, Tax, fee or expense.

“Data Room” means the electronic data room containing documents and materials relating to the Business as constituted as of the Execution Date.

“Debt” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person (a) for borrowed money (including overdraft facilities), (b) evidenced by notes, bonds, debentures or similar Contracts, (c) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the Ordinary Course of Business), (d) under capital leases (in accordance with GAAP), (e) in respect of letters of credit and bankers’ acceptances, (f) for Contracts relating to interest rate protection, swap agreements and collar agreements and (g) in the nature of Guarantees of the obligations described in subsections (a) through (f) of this definition of any other Person.

“Deed” is defined in Section 4.2.8(a).

“Detriments” is defined in Section 7.7.5.

“Disclosed Contract” is defined in Section 5.18.2.

“Dispute Notice” is defined in Section 3.2.2.

“Domain Name Assignment” is defined in Section 4.2.4(c).

“Drop Dead Date” is defined in Section 12.1.4.

“Drop Dead Date Extension” is defined in Section 12.1.4.

“Employee Lease Agreement” is defined in Section 8.1.2.

“Employee Plan” means any plan, contract, program or policy covering a group of individuals that is (a) a welfare plan within the meaning of Section 3(1) of ERISA, (b) a pension benefit plan within the meaning of Section 3(2) of ERISA, (c) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based plan or (d) any other employment, compensation, severance, termination pay, deferred compensation, change in control, retirement, welfare benefit, bonus, incentive or fringe benefit plan, contract, program or policy.

“Employee Transition Date” is defined in Section 8.1.2.

“Employment Deadline” is defined in Section 8.1.2.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest or other encumbrance.

“Enforceable” means, with respect to any Contract stated to be enforceable by or against any Person, that such Contract is enforceable by or against such Person in accordance with its terms, except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

“Environmental Laws” means all Legal Requirements relating to pollution or protection of the environment, including Legal Requirements relating to emissions, discharges or releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Materials of Environmental Concern, or the preservation of the environment or mitigation of adverse effects thereon. Environmental Laws do not include any Health Care Legal Requirement.

“Equity Interest” means (a) any capital stock, partnership or membership interest, unit of participation or other similar interest (however designated) in any Person and (b) any option, warrant, purchase right, conversion right, exchange rights or other Contract which would entitle any Person to acquire any such interest in such Person or otherwise entitle any Person to share in the equity, profit, earnings, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar rights).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which would be considered a single employer with the Seller pursuant to Section 414(b), (c), (m) or (o) of the Code and the regulations promulgated under those sections or pursuant to Section 4001(b) of ERISA and the regulations promulgated thereunder.

“Excluded Assets” is defined in Section 2.2.

“Excluded Liabilities” is defined in Section 2.4.

“Execution Date” is defined in the introduction to this Agreement.

“Financials” is defined in Section 5.5.1(b).

“Financing” is defined in Section 6.5.2.

“Financing Letter” is defined in Section 6.5.2.

“Financing or Capital Markets Transaction” is defined in Section 7.22.2.

“Financing Source” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing or other financings or Capital Markets Transactions in connection with the Transactions, including the parties to the Financing Letter and any definitive agreements relating thereto.

“Forward-Looking Statements” is defined in Section 14.2.1.

“Fundamental Representations and Warranties” is defined in Section 13.3.

“Future Acquisition” is defined in Section 7.15.3.

“Future Period Additional Unaudited Financials” is defined in Section 7.4.3.

“GAAP” means generally accepted accounting principles in the U.S. as in effect from time to time.

“General Assignment and Bill of Sale” is defined in Section 4.2.1.

“Genzyme Genetic Counseling Transfer Instrument” is defined in Section 4.2.2.

“Genzyme Genetic Counseling” means Genzyme Genetic Counseling LLC, a limited liability company organized under the laws of the Commonwealth of Massachusetts.

“Genzyme Japan” means Genzyme Japan K.K., a corporation organized under the laws of Japan.

“Governmental Authority” means any (a) nation, state, province, territory, county, municipality, district or other jurisdiction; or (b) body entitled to exercise any executive, legislative, judicial or administrative authority or power.

“Governmental Program” means any health care reimbursement or other health care programs of a Governmental Authority in which the Business participates, including “Federal health care programs” as defined in 42 U.S.C. § 1320a-7b(f), Medicare and Medicaid programs under Titles XVIII and XIX of the Social Security Act, Medicaid Waiver Program, and the TRICARE Program.

“G-Path” is defined in Section 5.24.1.

“G-Path Compensation” is defined in Section 5.24.8(a).

“G-Path Contract” is defined in Section 5.24.5.

“Guarantee” means, with respect to any Person, any (a) guarantee of the payment or performance of, or any contingent obligation in respect of, any Debt or other Liability of any other Person or (b) other arrangement whereby credit is extended to any obligor (other than such Person) on the basis of any promise or undertaking of such Person (i) to pay the Debt or other Liability of such obligor, (ii) to purchase any obligation owed by such obligor, (iii) to purchase or lease assets under circumstances that are designed to enable such obligor to discharge one or more of its obligations or (iv) to maintain the capital, working capital, solvency or general financial condition of such obligor.

“Health Care Approval” means any health care permit, license, certificate, approval, consent, permission, clearance, exemption, registration, qualification, accreditation or authorization issued, granted or given by any Governmental Authority.

“Health Care Legal Requirement” means, with respect to the Business, any Legal Requirement relating to health care regulatory matters, including, (a) 42 U.S.C. 1320a-7, 7a and 7b, which are commonly referred to as the “Federal Fraud Statutes,” (b) 42 U.S.C. 1395nn, which is commonly referred to as the “Stark Statute,” (c) 31 U.S.C. 3729-3733, which is commonly referred to as the “Federal False Claims Act,” (d) 42 U.S.C. 1320d through 1320d-8 and 42 C.F.R. 160, 162 and 164, which is commonly referred to as the “Health Insurance Portability and Accountability Act of 1996,” (e) the Clinical Laboratory Improvement Amendments, 42 C.F.R. 493, and all regulations promulgated thereunder, (f) applicable Legal Requirements of the U.S. Drug Enforcement Administration and all regulations promulgated thereunder, (g) applicable state anti-kickback laws, (h) state information privacy and security laws and (i) state laws governing the licensure and operation of clinical laboratories. Health Care Legal Requirement does not include any Environmental Laws.

“HIPAA” is defined in Section 5.11.1.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnification Claim” is defined in Section 13.4.

“Indemnified Party” is defined in Section 13.4.

“Indemnifying Party” is defined in Section 13.4.

“In-License Agreement” is defined in Section 5.10.3.

“Intellectual Property License Agreements” is defined in Section 4.2.5.

“Intellectual Property” means any or all rights in and to intellectual property and intangible industrial property rights, including (a) Patents, Trade Secrets, Copyrights, Trademarks, domain names and websites and (b) any rights equivalent to any of the foregoing anywhere in the world.

“IT Assets” means any and all intangible rights in and to software, computer systems, databases, data rights, reference and source material relating thereto, other than rights under IT Contracts.

“IT Contracts” means any Contracts to which Seller or any Subsidiary is a party and which remain in effect associated with IT Assets, including software license agreements, source code escrow agreements, support and maintenance agreements, electronic database access contracts, website hosting agreements, software or website development agreements, outsourcing agreements, service provider agreements, interconnection agreements and telecommunications agreements.

“Interim Financials” is defined in Section 5.5.1(b).

“IRS” means the U.S. Internal Revenue Service.

“Japanese Employees” is defined in Section 5.15.3.

“Knowledge” is defined in the definition of Seller’s Knowledge.

“Legal Requirement” means any law, statute, legislation, constitution, principle of common law, treaty or regulation that has been issued or enacted by any Governmental Authority.

“Liability” means, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential, whether due or to become due and whether or not required under GAAP to be accrued on the financial statements of such Person.

“Management Presentation” means the presentation delivered by Seller to Purchaser on August 3, 2010.

“Material Adverse Effect” means any event, change or effect that (a) is, or would reasonably be expected to be, materially adverse to the Business, the Transferred Assets or the Assumed Liabilities or (b) would, or would reasonably be expected to, prevent or materially delay consummation of the Transactions by the Seller and its Subsidiaries; provided, however, that any event, change or effect will not be deemed to constitute a Material Adverse Effect and will be disregarded when determining whether a Material Adverse Effect has occurred, to the extent arising from or directly or indirectly related to (1) general economic conditions, political conditions, financial and credit market conditions or market conditions in the industries in which the Business operates; (2) the loss or departure of Business Employees, or other service providers of the Business, or the termination, reduction (or potential reduction) or any other adverse development (or potential adverse development) in the Business’ relationship with any of its customers, suppliers, distributors or other business partners, in each case as a result of the announcement or pendency of this Agreement or the Transactions; (3) failure, in and of itself, of the Business to meet sales, earnings or other financial or non-financial projections and estimates (it being understood that the facts and circumstances giving rise to or contributing to such failure may be taken into account in determining whether there has been a Material Adverse Effect); (4) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events; (5) changes or anticipated changes in any Legal Requirements applicable to the Business or applicable accounting regulations or principles or the interpretation thereof; or (6) compliance by Seller or any of its Affiliates with this Agreement, or compliance by Seller or its Affiliates with a request by Purchaser that Seller or any of its Affiliates take an action (or refrain from taking an action) to the extent such action or inaction is in compliance with such request or actions taken by Seller or its Affiliates with the consent of Purchaser; provided, further, that in the case of clauses (1) and (5) above, the events, changes or effects described therein will not be deemed to constitute a Material Adverse Effect and will be disregarded when determining whether a Material Adverse Effect has occurred only to the extent they do not disproportionately affect the Business as compared to competitors of the Business.

“Materials of Environmental Concern” means chemicals, pollutants, contaminants, wastes, radioactive materials, toxic or hazardous substances or hazardous waste, petroleum and petroleum products, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon, or lead or lead-based paints or materials.

“Most Recent Balance Sheet” is defined in Section 5.5.1(a).

“Most Recent Balance Sheet Date” is defined in Section 5.5.1(a).

“Non-Assignable Asset” is defined in Section 2.5.2.

“Off-the-Shelf Software” means software obtained from a Third Party (i) on general terms and which continues to be widely available on such terms and (ii) was licensed for fixed payments of less than $1,000,000 in the aggregate or annual payments of less than $250,000 per year.

“OIG” means the Office of Inspector General of the U.S. Department of Health and Human Services.

“Order” means any temporary, preliminary or permanent order, judgment or injunction that has been issued or otherwise put into effect by any Governmental Authority.

“Ordinary Course of Business” means an action taken by any Person in the ordinary course of such Person’s business consistent with past practice.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating or partnership agreement adopted or filed in connection with the creation, formation or organization of such Person and (b) all by-laws, voting agreements and similar agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Out-License Agreement” is defined in Section 5.10.3.

“Owned Real Property” is defined in Section 5.9.

“Owned Real Property Permits” is defined in Section 5.12.3.

“p53 Test” is defined in Section 7.21.

“Parent Group” means, with respect to each state, local or foreign jurisdiction in which a Selling Person files an affiliated, combined, consolidated or unitary group Tax Return, the group with respect to which such Tax Return is filed.

“Party” and “Parties” are defined in the introduction to this Agreement.

“Patent” means all U.S. and foreign patents and applications therefor and all reissues, divisions, re-examinations, revisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries.

“Patent Assignment” is defined in Section 4.2.4(a).

“Payor Claims” is defined in Section 5.13.3.

“Permit” means any license, certificate, approval, consent, permission, clearance, exemption, waiver, franchise, registration, qualification, accreditation or authorization issued, granted or given by any Governmental Authority, other than any Health Care Approval or Real Property Permit.

“Permitted Encumbrance” means (a) statutory Encumbrances for Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings; (b) mechanics’, materialmen’s, architects’, carriers’, workers’, repairers’, warehousemen’s, landlords’ and other like statutory Encumbrances arising or incurred in the Ordinary Course of Business, either securing payments not yet due or that are being contested in good faith by appropriate proceedings; (c) restrictions under leases, subleases, licenses or occupancy agreements that are Transferred Assets; (d) easements, covenants, rights-of-way and other similar restrictions of record; (e) (i) zoning, building codes and other land use laws and (ii) Encumbrances that have been placed by any developer, landlord or other Third Party on property over which the Selling Persons have easement rights and subordination or similar agreements relating thereto; (f) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable Legal Requirements or other social security; (g) restrictions on the transfer of securities arising under federal and state securities Legal Requirements; (h) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with Third Parties entered into in the Ordinary Course of Business; and (i) such Encumbrances as do not materially affect the use or value of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties.

“Person” means any (a) individual, (b) corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, association or company (including any limited liability company or joint stock company) or other similar entity or (c) Governmental Authority.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date or, in the case of any Tax period that includes, but does not begin, after the Closing Date, the portion of such period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date or, in the case of any Tax period that includes, but does not end on, the Closing Date, the portion of such period ending on the Closing Date.

“Provider Agreement” is defined in Section 5.13.2.

“Purchase Price” is defined in Section 3.1.

“Purchaser” is defined in the introduction to this Agreement.

“Purchaser Indemnitees” is defined in Section 13.1.

“Purchaser Spending Account” is defined in Section 8.3.4.

“Purchaser Termination Fee” means $63,000,000.

“Real Estate Terms and Conditions” means the terms and conditions set forth on Exhibit 1(a) applicable to the Short-Term Transitional Occupancy Agreements referenced in such exhibit.

“Real Property” is defined in Section 5.9.

“Real Property Leases” is defined in Section 5.9.

“Real Property Permit” means any permit, license, certificate, approval, consent, permission, clearance, exemption, waiver, franchise, registration, qualification, accreditation or authorization issued, granted or given by any Governmental Authority related to the Real Property.

“Registered Intellectual Property” means all U.S., international and foreign: (a) issued Patents and pending applications therefor; (b) Trademarks including pending applications therefor, intent-to-use applications, Trademark renewals, or other registrations or applications related to Trademarks; (c) Copyright registrations, pending applications therefor and Copyright renewals and (d) domain name and website registrations.

“Representatives” means, with respect to a Person, such Person’s Affiliates, officers, directors, employees, agents and representatives, including any investment banker, financial advisor, Financing Source (in the case of Purchaser), attorney, accountant or other advisor, agent or representative.

“Restricted Period” is defined in Section 7.15.1.

“Retained Subsidiaries” means Subsidiaries of Seller other than Genzyme Genetic Counseling.

“Schedule A Employees” is defined in Section 5.15.1.

“Schedule B Employees” is defined in Section 5.15.2.

“Seller” is defined in the introduction to this Agreement.

“Seller Indemnitees” is defined in Section 13.2.

“Seller Plans” means each Employee Plan contributed to, sponsored or maintained by Seller or any ERISA Affiliate as of the Execution Date, or for which Seller or any ERISA Affiliate has any obligation or liability, in each case, for the benefit of any Business Employee.

“Seller Spending Account” is defined in Section 8.3.4.

“Seller’s Knowledge” or “Knowledge” means the actual knowledge of Jon Hart, Linda Bain, Michael Minahan, David Danielsen, Glenn Miller, Nina Green, Stirling Puck, David Lockwood, Marcie Cain and Ted Holland, and only with respect to Section 5.24 and other representations and warranties contained in ARTICLE 5 with respect to G-Path, Michael Dugan, in each case, without any duty of investigation.

“Selling Persons” is defined in the introduction to this Agreement.

“Severance Plans” means (i) Genzyme Corporation United States Severance Pay Plan effective July 1, 2010; and (ii) Genzyme Japan K.K. Employee Resignation Guidelines effective August 31, 2010.

“Shared Intellectual Property In-License Agreements” means the Intellectual Property license agreements identified on Schedule 5.10.4.

“Shared Intellectual Property” means all Copyrights, Trade Secrets and other know-how owned by any of the Seller or its Subsidiaries that is used or held for use by Seller or any of its Subsidiaries in the Business and also in connection with its business other than the Business, together with the Intellectual Property identified on Schedule 5.10.4.

“Short-Term Transitional Occupancy Agreement” is defined in Section 4.2.8(b).

“Stark Law” is defined in Section 5.13.4.

“Straddle Period” is defined in Section 11.2.2(c).

“Subsidiary” means, with respect to any Person, any other Person in which such Person has a direct or indirect 50% or greater Equity Interest, provided that, G-Path shall not be deemed to be a Subsidiary of Seller or a Selling Person.

“Target Base Working Capital” equals $45,462,000 minus Average Historical Accounts Payable (developed as demonstrated on Schedule WC).

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) or “Taxation” means all forms of taxation imposed by any Tax Authority, including all federal, national, state, provincial or local taxation (including income, value added, goods and services, harmonized sales, transfer, occupation, real and personal property, social security, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, occupation, premium or windfall profit taxes, stamp duty, customs and other import or export duties, estimated and other taxes), together with any interest, penalties, and additions to tax.

“Tax Authority” means a Governmental Authority responsible for the imposition, assessment or collection of any Tax (domestic or foreign).

“Tax Contest” is defined in Section 11.7.

“Tax Referee” is defined in Section 11.2.2(a).

“Tax Return” means any return, statement, declaration, designation, election, notice, certificate or other document required to be filed with any Tax Authority in connection with the determination, assessment, collection or payment of any Tax, together with all amendments thereto.

“Third Party” means any Person other than Seller or Purchaser or their Affiliates.

“Top End Working Capital” equals Target Base Working Capital plus the product of (a) 0.05 and (b) Target Base Working Capital.

“Trade Secrets” means all rights in trade secrets and confidential information under applicable Legal Requirements, including all rights in know-how, developments, inventions, processes, ideas, data or other confidential information that provide any Person with advantages over competitors (including related papers, invention disclosures, blueprints, drawings, research data and results, flowcharts, diagrams, chemical compositions, formulae, diaries, notebooks, specifications, designs, methods of manufacture, processing techniques, data processing software, compilations of information, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals).

“Trademark License Agreement” is defined in Section 4.2.5.

“Trademarks” means any and all trademarks, service marks, trade dress and trade names, together with all adaptations, derivations and combinations thereof (whether or not registered), all registrations or applications to register the foregoing, and all goodwill associated with any of the foregoing.

“Trademark Assignment” is defined in Section 4.2.4(b).

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements.

“Transfer Taxes” means all federal, state, local or foreign sales, use, transfer, real property transfer, mortgage recording, stamp duty, stamp duty land tax or similar Taxes that may be imposed in connection with the transfer of Transferred Assets (other than VAT, which is the subject of Section 11.9).

“Transferred Approvals” is defined in Section 2.1.5.

“Transferred Assets” is defined in Section 2.1.

“Transferred Contracts” is defined in Section 2.1.4.

“Transferred Employee” is defined in Section 8.2.1.

“Transferred Intellectual Property” is defined in Section 2.1.3.

“Transferred Inventory” is defined in Section 2.1.2.

“Transferred IT Contracts” is defined in Section 2.1.4.

“Transferred Patent License Agreements” is defined in Section 2.1.4.

“Transition Services Agreement” is defined in Section 4.2.7.

“VAT” means any value added Tax.

“WARN Act” is defined in Section 7.16.1.

“Working Capital” means the (i) the sum of (x) current assets of Genzyme Genetic Counseling (except any assets relating to Taxes) and (y) the current assets included within the Transferred Assets, minus (ii) the sum of (x) the current liabilities of Genzyme Genetic Counseling (except any liabilities relating to Taxes) and (y) the current liabilities included within the Assumed Liabilities.

“Working Capital Referee” is defined in Section 3.2.3(a).

“Working Capital Statement” is defined in Section 3.2.1.

ARTICLE 2
PURCHASE AND SALE OF ASSETS; ASSIGNMENT AND ASSUMPTION OF LIABILITIES

2.1.         Transferred Assets. Subject to the terms and conditions of this Agreement, at the Closing, Seller will, and will cause the Retained Subsidiaries to, sell, transfer, convey, and assign to Purchaser, and Purchaser will, or will cause an Affiliate of the Purchaser to, purchase from Seller and the Retained Subsidiaries, all of the right, title and interest of Seller and the Retained Subsidiaries in, to and under the following, in each case free and clear of all Encumbrances other than Permitted Encumbrances, and in each case to the extent not included in the Excluded Assets (the “Transferred Assets”):

2.1.1.      Subsidiaries. All of the outstanding Equity Interests of Genzyme Genetic Counseling;

2.1.2.      Inventory. All inventory (including supplies), wherever located and whether held in direct custody or in transit, used or held for use by the Seller or any Subsidiary, exclusively in, the Business (collectively, the “Transferred Inventory”);

2.1.3.      Intellectual Property & IT Assets. All Copyrights, Trademarks (other than those included within Excluded Assets pursuant to Section 2.2.1.) and Trade Secrets and other know-how owned by the Seller or any Subsidiary that is used or held for use exclusively in the Business, together with the Intellectual Property identified on Schedule 2.1.3 (whether or not used or held for use exclusively in the Business) (collectively, the “Transferred Intellectual Property”); all IT Assets owned by the Seller or any Subsidiary that are used or held for use exclusively in the Business, and all documentation and tangible materials embodying or disclosing any of the foregoing;

2.1.4.      Contracts. The Patent license agreements identified on Schedule 2.1.4 (whether or not used or held for use exclusively in the Business) (the “Transferred Patent License Agreements”), the IT Contracts that are used or held for use exclusively in the Business (the “Transferred IT Contracts”), and any other Contracts, other than Patent license agreements, used or held for use exclusively in the Business to which Seller or any Subsidiary is a party and which remain in effect (all of the foregoing Contracts, including the Transferred Patent License Agreements and the Transferred IT Contracts, the “Transferred Contracts”);

2.1.5.      Approvals and Permits. The Permits, Owned Real Property Permits, Health Care Approvals and any pending applications therefor used or held for use by the Seller or any Subsidiary exclusively in the Business and the Permits, Owned Real Property Permits, Health Care Approvals and any pending applications therefor set forth on Schedule 2.1.5 (whether or not used or held for use by the Seller or any Subsidiary exclusively in the Business), in each case to the extent transferable to Purchaser under applicable Legal Requirements (such Permits, Owned Real Property Permits, Health Care Approvals and any pending applications therefor, collectively the “Transferred Approvals”);

2.1.6.      Claims. All claims, prepayments, refunds, causes of action, choses in action, rights of recovery, rights of set off, defenses, affirmative defenses, rights of defense and rights of recoupment of Seller or any Subsidiary, including rights to sue for past infringement of any Intellectual Property included within the Transferred Assets, but in each case only to the extent arising exclusively from the operation of the Business, including, without limitation, those claims set forth on Schedule 2.1.6;

2.1.7.      Owned Real Estate. The Owned Real Property listed on Schedule 2.1.7, together with all improvements, fixtures and fittings thereon, easements, rights-of-way and other appurtenant rights thereto;

2.1.8.      Assigned Real Estate. The Real Property Leases listed on Schedule 2.1.8;

2.1.9.      Accounts Receivable. All accounts receivable of Seller or any Subsidiary and other rights of the Selling Persons to receive payment, and all rights in respect of prepaid items, however evidenced, whether by notes, instruments, chattel paper or otherwise, in each case, arising exclusively from the operation of the Business;

2.1.10.    Business Books and Records. All books, files, papers, agreements, correspondence, databases, documents, records and documentation of the Selling Persons, and all customer lists and details and material data, in each case, used or held for use exclusively in, or relating exclusively to, the Business or the Transferred Assets, on whatever medium (including paper and electronic media), to the extent within the possession or control of Seller or any Subsidiary (the foregoing records and documents, collectively the “Business Books and Records”);

2.1.11.    Personal Property. All tangible personal property, wherever located, that is used or held for use by Seller or a Subsidiary exclusively in the Business, and all tangible personal property, fixtures and fittings physically located within the premises listed on Schedule 2.1.7 or Schedule 2.1.8 (whether or not used or held for use by Seller or a Subsidiary exclusively in the Business), but, with respect to the fixtures and fittings located within the premises listed on

Schedule 2.1.8, subject to the terms and provisions of the applicable Real Property Lease for such premises;

2.1.12.    Goodwill. All goodwill and other intangible assets of the Seller or any Subsidiary of every kind and description exclusively pertaining to or exclusively arising out of the operation of the Business, including all past, present and future goodwill relating to the Trademarks transferred hereunder, with the right to pursue all damages and all recoveries related thereto; and

2.1.13.    Other Assets. All other assets and rights of the Seller or any Subsidiary used or held for use exclusively in the Business or arising exclusively out of the operation of the Business and each of the other assets of the Seller or any Subsidiary, if any, identified on Schedule 2.1.13 (whether or not used or held for use exclusively in the Business or arising exclusively out of the operation of the Business).

2.2.         Excluded Assets. The Transferred Assets exclude, and Seller and the Retained Subsidiaries retain and do not sell, transfer, convey, assign or deliver to Purchaser (except pursuant to any Ancillary Agreement) any right, title or interest of Seller or the Retained Subsidiaries in, to and under any of the following, whether or not the following would otherwise be included within the Transferred Assets (collectively, the “Excluded Assets”):

2.2.1.      Corporate Name. Any right, title or interest in Seller’s corporate name, corporate service mark or corporate logo, including, without limitation, the name “Genzyme” or “Genzyme Genetics,” whether standing alone or as any portion of any other name, mark, logo or domain name;

2.2.2.      Tax Matters. All Tax losses and credits, Tax loss and credit carry forwards and other Tax attributes, all deposits or advance payments with respect to Taxes, and any claims, rights, and interest in and to any refund, credit or reduction of Taxes of or with respect to Seller or the Retained Subsidiaries;

2.2.3.      Cash. All cash and cash equivalents;

2.2.4.      Security Deposits. Any letter of credit or other cash or non-cash security deposits of Seller or any Subsidiary under any Real Property Lease;

2.2.5.      Employment Contracts. Any Contract relating to confidentiality, non-solicitation or non-competition or that otherwise places restrictions on the ability of any Business Employee to engage in any line of business or to compete with any Person in any geographic area or to hire, solicit or retain any Person;

2.2.6.      Books and Records. All (i) personnel files of Transferred Employees located in the U.S. and (ii) other books and records that are required to be maintained by the Seller or any Retained Subsidiary under any Legal Requirement; provided, that the Seller shall, and shall cause the other Selling Persons to, deliver to the Purchaser or its designated Affiliate copies of any such other books and records upon the reasonable request of the Purchaser to the extent permitted by Legal Requirements and consistent with Section 7.5;

2.2.7.      Real Estate. The Real Property Leases listed on Schedule 2.2.7;

2.2.8.      Personal Property. The personal property listed on Schedule 2.2.8 and any personal property, fixtures, fittings, furniture and equipment located at the premises listed on Schedule 2.2.7; and

2.2.9.      Intercompany Receivables. The intercompany receivables listed on Schedule 2.2.9.

2.2.10.    Permits.  The Permits set forth on Schedule 2.2.10.

2.3.         Assumed Liabilities. Subject to the terms and conditions of this Agreement, Purchaser will or will cause its Affiliate to, at the Closing, assume, and agree to satisfy and discharge when due, the following Liabilities of the Seller and the Retained Subsidiaries, in each case to the extent not included in the Excluded Liabilities (the “Assumed Liabilities”):

2.3.1.      All Liabilities of the Seller or the Retained Subsidiaries under or in respect of the Transferred Contracts;

2.3.2.      All Liabilities of the Seller or the Retained Subsidiaries that arise before, at or following the Closing from or in respect of the employment, termination or deemed termination of any Transferred Employee;

2.3.3.      All Liabilities of the Seller or the Retained Subsidiaries that arise under Environmental Laws as a result of the Seller’s ownership of the facility located at 200 Vivigen Way, Santa Fe, New Mexico, or as a result of the Seller’s or the Retained Subsidiaries’ occupancy or operation, in connection with the Business, of the Real Property identified in Schedule 2.1.7 and Schedule 2.1.8;

2.3.4.      All Liabilities of the Seller or the Retained Subsidiaries arising exclusively from the operation of the Business; and

2.3.5.      All other Liabilities of the Seller or the Retained Subsidiaries exclusively relating to the Transferred Assets or the Transferred Employees.

2.4.         Excluded Liabilities. The Assumed Liabilities shall exclude, and Purchaser will not assume or be obligated to assume, satisfy or discharge when due, the following Liabilities of the Seller or the Retained Subsidiaries (collectively, the “Excluded Liabilities”):

2.4.1.      Subject to ARTICLE 11, all Liabilities for Taxes of the Seller or the Retained Subsidiaries (whether arising from the conduct of the Business or otherwise); except as set forth in Section 11.2.2(b), any Liability of the Seller for income and Transfer Taxes arising in connection with the consummation of the transactions contemplated hereby (including any income Taxes arising because the Seller is transferring the Transferred Assets); any Liability of the Seller or Genzyme Genetic Counseling and G-Path for Pre-Closing Tax Periods for the unpaid Taxes of any Person under Treas. Reg. s. 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor);

2.4.2.      All Debt of Seller and its Subsidiaries (including any debt of Genzyme Genetic Counseling to the extent outstanding as of the Closing Date);

2.4.3.      All Liabilities arising with respect to any Excluded Asset or any real property which, as of the Execution Date, was formerly owned, operated or leased by Seller or its Subsidiaries; and

2.4.4.      Other Excluded Liabilities. The Liabilities set forth on Schedule 2.4.3.

2.5.         Non-Assignable Assets.

2.5.1.      Notwithstanding anything in this Agreement to the contrary, this Agreement does not constitute an agreement to assign or transfer any Transferred Contract or other Transferred Asset that is not assignable or transferable without the Consent of any Person, other than Seller, Purchaser or any of their respective Affiliates, to the extent that such Consent has not been obtained prior to the Closing other than with respect to the Assigned Real Property Leases, which shall be assigned and transferred to Purchaser at Closing notwithstanding whether any such Consent has been obtained. Seller will use, both prior to and for six months after the Closing, commercially reasonable efforts to obtain, and Purchaser will assist and cooperate with Seller in connection with obtaining, all necessary consents to the assignment and transfer of such agreements, it being understood that (a) other than administrative costs and expenses and reasonable legal fees payable to any Third Party incurred in connection with obtaining any such Consent, none of the Parties or any of their respective Affiliates will be required to pay money to any Third Party, commence any litigation or offer or grant any accommodation (financial or otherwise) to any Third Party and (b) to the extent the foregoing requires any action by Seller or any Affiliate that would, or would continue to, affect the Business after the Closing, such action requires the prior written consent of Purchaser, which the Purchaser may not unreasonably withhold, delay or condition. Upon obtaining the requisite Third Party consents thereto, such Transferred Contract and other Transferred Assets will be transferred and assigned to Purchaser hereunder and the Parties will execute such documents or instruments of conveyance or assumption and take such further acts which are reasonably necessary or desirable to effect the transfer of the relevant Transferred Contract or Transferred Asset.

2.5.2.      With respect to any Transferred Contract or other Transferred Asset that is not transferred or assigned to Purchaser at the Closing by reason of Section 2.5.1 (a “Non-Assignable Asset”), after the Closing and until the requisite consent is obtained and the foregoing is transferred and assigned to Purchaser, Seller will (or will cause its Subsidiaries to), for a period of twelve months following the Closing Date, at the request of and for the account of Purchaser, exercise any rights of the Seller or any Subsidiary arising under such Non-Assignable Asset against any Person, including the right to elect to terminate in accordance with the terms thereof upon the advice of Purchaser, in each case, unless prohibited or not permitted by Legal Requirement or the terms of such Non-Assignable Asset; provided, however, that in no event will Seller or its Affiliates be required to commence any litigation or offer or grant any accommodation (financial or otherwise) to any Third Party in connection therewith. Notwithstanding anything in this Section 2.5.2 to the contrary, in no event shall Seller or any Subsidiary or Affiliate of Seller be required to exercise any right of first offer, right of first refusal, right to expand the premises or right to extend or renew the term of any Real Property Lease, or be prevented from exercising any early termination or other termination rights under any Real Property Lease. If Purchaser is provided with benefits of any Non-Assignable Asset, Purchaser will perform, at the direction of Seller, the obligations of the Selling Persons or their Affiliates under such Non-Assignable Asset. Notwithstanding anything to the contrary set forth herein, to the extent that any Assumed Liability relates to any Non-Assignable Asset, such Assumed Liability will be deemed to be an Excluded Liability unless and until such Non-Assignable Asset is transferred and assigned to Purchaser or Purchaser obtains the benefit of such Non-Assignable Asset under this Section 2.5.2, at which point it will no longer be deemed to be an Excluded Liability.

ARTICLE 3
CONSIDERATION

3.1.         Purchase Price and Assumption of Assumed Liabilities. As full consideration for the sale, transfer, conveyance and assignment of the Transferred Assets to Purchaser, Purchaser will (i) deliver to the Selling Persons (or one or more of their designees or Subsidiaries) at the Closing one or more wire transfers of immediately available funds to the wire transfer address or addresses (as provided by Seller to Purchaser on or before the second Business Day prior to the Closing Date), equal to $925,000,000 in the aggregate (the “Purchase Price”), adjusted pursuant to Section 3.2, and (ii) assume the Assumed Liabilities. Purchaser will make Purchase Price payments to U.S. Selling Persons in U.S. dollars and will make Purchase Price payments to non-U.S. Selling Persons in the functional currency of such Selling Persons.

3.2.         Working Capital Adjustment.

3.2.1.      Closing Balance Sheet. As promptly as practicable and in any event within 90 days after the Closing Date, Purchaser will prepare and provide to Seller, a consolidated balance sheet of the Business as of the Closing Date (the “Closing Balance Sheet”), together with a written statement setting forth its determination of the Working Capital as of the Closing Date as reflected on the Closing Balance Sheet (the “Working Capital Statement”). The Closing Balance Sheet and the Working Capital Statement shall be (a) prepared in accordance with GAAP consistent with Seller’s past practice and application of GAAP in the preparation of the 2008/2009 Audited Financials and (b) otherwise prepared in accordance with the adjustments and methodology set forth on Schedule 3.2.1 (clauses (a) and (b) collectively, the “Accounting Adjustments and Principles”). Purchaser shall provide Seller and its advisors with reasonable access to the work papers used by Purchaser in the preparation of the Closing Balance Sheet and the Working Capital Statement. The Closing Balance Sheet and the Working Capital Statement shall each be prepared as of 11:59 p.m. Eastern Time on the Closing Date, but without regard to the effects of any transaction occurring outside of the Ordinary Course of Business on the Closing Date (including the Transactions).

3.2.2.      Dispute Notice. The Closing Balance Sheet and the Working Capital Statement will be final, conclusive and binding on the Parties unless Seller provides a written notice (a “Dispute Notice”) to Purchaser no later than 60 days after delivery of the Working Capital Statement setting forth in reasonable detail (a) any item on the Closing Balance Sheet and/or the Working Capital Statement which Seller believes has not been prepared in accordance with the Accounting Adjustments and Principles and (b) Seller’s good faith estimate of the correct amount of such item in accordance with the Accounting Adjustments and Principles. Any item or amount to which no dispute is raised in the Dispute Notice will be final, conclusive and binding on the Parties.

3.2.3.      Resolution of Disputes.

(a)           Seller and Purchaser will attempt to resolve the matters raised in a Dispute Notice in good faith. Ten Business Days after delivery of the Dispute Notice, either Seller or Purchaser may provide written notice (an “Arbitration Notice”) to the other that it elects to submit the disputed items to an arbitrator, who must be a person with financial sophistication and significant experience and expertise in health care reimbursement. Seller and Purchaser will in good faith jointly choose the arbitrator (the “Working Capital Referee”) from a list of arbitrators who qualify under the preceding sentence supplied by the American Arbitration Association. If Seller and Purchaser cannot agree on a Working Capital Referee within 15 Business Days after an Arbitration Notice is provided, Seller and Purchaser will petition the American Arbitration Association to assign the Working Capital Referee from among the candidates set forth on such list as soon as practicable (but in any event no later than the 20th Business Day after such Arbitration Notice is provided). On the third Business Day following engagement of a Working Capital Referee, Purchaser will submit the Closing Balance Sheet and Working Capital Statement to the Working Capital Referee (if applicable, as amended following discussions with Seller) with a copy to Seller, and Seller will submit the Dispute Notice (if applicable, as amended following discussions with Purchaser) to the Working Capital Referee with a copy to Purchaser.

(b)           The Working Capital Referee will promptly review only those items and amounts specifically set forth and objected to in the Dispute Notice submitted to it and resolve the dispute in accordance with the Accounting Adjustments and Principles; provided, however, that the Working Capital Referee will be limited to selecting either the Working Capital amount reflected on the Working Capital Statement, as submitted to it, or the Working Capital amount reflected on the Dispute Notice, as submitted to it. The Working Capital Referee will resolve the dispute pursuant to such procedures that it establishes and deems fair and reasonable, provided that Seller and Purchaser must each be afforded an opportunity to provide a written submission in support of its position (with a copy to the other Party) and to advocate for its position personally before the Working Capital Referee (and the other Party). Each of the Parties agrees to cooperate with the Working Capital Referee and to use its commercially reasonable efforts to cause the Working Capital Referee to resolve any dispute no later than 30 Business Days after engagement of the Working Capital Referee. The decision of the Working Capital Referee with respect to any such dispute will be final, conclusive and binding on the Parties.

(c)           The fees and expenses of the Working Capital Referee will be borne by (i) Seller, if the Working Capital Referee selects the calculation of the Working Capital reflected on the Working Capital Statement submitted to it, or (ii) Purchaser, if the Working Capital Referee selects the calculation of the Working Capital reflected on the Dispute Notice submitted to it.

3.2.4.      Adjustment. Promptly, and in any event no later than the 20th Business Day, after final determination of the Working Capital in accordance with Section 3.2:

(a)           if the Working Capital amount determined pursuant to this Section 3.2 exceeds Top End Working Capital, then Purchaser will pay to Seller such excess by wire transfer of immediately available funds, up to an amount not to exceed $9,000,000; and

(b)           if the Working Capital amount determined pursuant to this Section 3.2 is less than the Bottom End Working Capital, Seller shall pay to Purchaser such shortfall by wire transfer of immediately available funds, up to an amount not to exceed $9,000,000.

3.2.5.      Adjustment Payments. Any payment required to be made pursuant to Section 3.2.4 shall be made by wire transfer of immediately available funds to an account designated in writing by Purchaser or Seller, as applicable, at least one Business Day prior to such transfer. If payment required pursuant to Section 3.2.4 is not made within 150 days after the Closing Date, the amount due shall bear interest at a rate per annum equal to the “prime rate” (as published in the Wall Street Journal, Eastern Edition on the Closing Date) plus 3% thereafter, compounded at the end of each calendar quarter, during which such amount remains unpaid.

3.2.6.      Purchase Price Adjustment. Any amounts payable pursuant to this Section 3.2 shall be treated as a purchase price adjustment.

ARTICLE 4
CLOSING AND CLOSING DELIVERABLES

4.1.         Closing; Time and Place. The closing of the Transactions (the “Closing”) will occur at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts (or, if agreed by the Parties, electronically through the exchange of documents), at 10:00 a.m. Eastern Time on the second Business Day after the day on which all of the conditions to Closing set forth in ARTICLE 10 are satisfied or waived (other than conditions that can only be satisfied at the Closing, but subject to the satisfaction of such conditions), or at such other date, time or place as the Parties may agree (the “Closing Date”).

4.2.         Deliveries by Seller. At the Closing, Seller will deliver to the Purchaser each of the following items, duly executed and delivered by the Selling Persons, as applicable:

4.2.1.      General Assignment and Bill of Sale. One or more general assignment and bill of sale instruments covering all of the applicable Transferred Assets, substantially in the form of Exhibit 4.2.1 (the “General Assignment and Bill of Sale”);

4.2.2.      Genzyme Genetic Counseling Transfer Instrument. A transfer agreement conveying the Seller’s interest in Genzyme Genetic Counseling, substantially in the form of Exhibit 4.2.2 (the “Genzyme Genetic Counseling Transfer Instrument”);

4.2.3.      Assignment and Assumption Agreements. One or more assignment and assumption agreements covering the assignment to, and assumption by, Purchaser or its Affiliate of the Assumed Liabilities, substantially in the form of Exhibit 4.2.3 (the “Assignment and Assumption Agreements”);

4.2.4.      Intellectual Property Assignments.

(a)           A patent assignment substantially in the form of Exhibit 4.2.4(a) (the “Patent Assignment”);

(b)           a trademark assignment substantially in the form of Exhibit 4.2.4(b) (the “Trademark Assignment”); and

(c)           a domain name assignment substantially in the form of Exhibit 4.2.4(c) (the “Domain Name Assignment”);

4.2.5.      Trademark License Agreement.  A trademark license agreement in a form to be agreed upon by the Parties prior to the Closing providing Purchaser a royalty-free license to use, in the Business, (a) the “Genzyme” Trademark to the extent that such trademark is affixed to or imprinted on packaging, invoices, labels or other Acquired Assets as of the Closing and (b) the “Genzyme Genetics” Trademark for a period of fourteen months after Closing.  Such trademark license will (i) provide that, during such fourteen-month period and for the ten months thereafter (until the second anniversary of the Closing)  (a) Purchaser will be permitted to use the phrase “formerly Genzyme Genetics” as a subsidiary tagline to the Purchaser’s own Trademark associated with the Business, (b) Purchaser will be permitted to include in metatags Trademarks used exclusively in the Business that are included within Excluded Assets pursuant to 2.2.1, and (c) Genzyme will be required to redirect to websites operated by Purchaser all URLs that are used exclusively in the business but are Excluded Assets pursuant to 2.2.1 because they incorporate the words “Genzyme” or “Genzyme Genetics”; and (ii) not prohibit Purchaser from making fair use of the words “Genzyme” or “Genzyme Genetics,” such as when referring to the Transaction in a description of the Purchaser’s corporate history (the “Trademark License Agreement”);

4.2.6.      Intellectual Property License Agreements. One or more license agreements to the Intellectual Property with the terms and conditions set forth in Exhibit 4.2.6(a), Exhibit 4.2.6(b), Exhibit 4.2.6(c), Exhibit 4.2.6(d) and Exhibit 4.2.6(e), and in forms to be agreed upon by the Parties prior to the Closing (the “Intellectual Property License Agreements”);

4.2.7.       Transition Services Agreement. A transition services agreement, substantially in the form of Exhibit 4.2.7 (the “Transition Services Agreement”);

4.2.8.       Real Estate Transfer Documents.

(a)           a limited warranty deed (the “Deed”) conveying the Owned Real Property listed on Schedule 2.1.7, with covenants against the grantor’s acts but subject to Permitted Encumbrances, in proper form for recording in accordance with applicable Legal Requirements of the jurisdiction in which such Owned Real Property is located, together with such instruments, certificates, affidavits of title with respect to persons in possession and mechanics liens (which, in each case, may constitute Permitted Encumbrances) and other documents that are reasonable and customarily required for transferring real property in the jurisdiction where such Owned Real Property is located, including any reasonably and customarily required by any title insurer insuring Purchaser’s title to the Owned Real Property;

(b)           a short-term sublease or transitional occupancy license agreement (each, a “Short-Term Transitional Occupancy Agreement” and collectively the “Short-Term Transitional Occupancy Agreements”) for each Real Property Lease listed on Schedule 4.2.8(b) pursuant to which the Seller shall grant a short-term sublease or transitional occupancy license to Purchaser subject to and in accordance with the Real Estate Terms and Conditions; and

(c)           an assignment and assumption of lease agreement (each, an “Assignment of Lease” and collectively the “Assignments of Leases”) for each Real Property Lease listed on Schedule 2.1.8.

4.2.9.       Commercial Agreements. A testing services agreement, substantially in the form of Exhibit 4.2.9(a) (the “Referral Testing Agreement”) and an analytical services agreement, substantially in the form of Exhibit 4.2.9(b) (the “Analytical Services Agreement”);

4.2.10.     Releases. Cross releases with Genzyme Genetic Counseling substantially in the form of Exhibit 4.2.10; and

4.2.11.     FIRPTA Certificate(s). A certification conforming to the requirements of U.S. Treasury Regulations section 1.1445-2(b)(2) from Seller.

4.3.          Deliveries by Purchaser. At the Closing, Purchaser will deliver to the Seller the following items, duly executed by Purchaser or its Affiliate as applicable:

4.3.1.       Assignment and Assumption Agreements. The Assignment and Assumption Agreements;

4.3.2.       Intellectual Property Assignments. The Patent Assignment, Trademark Assignment and Domain Name Assignment;

4.3.3.       Intellectual Property License Agreements. The Intellectual Property License Agreements;

4.3.4.       Transition Services Agreement. The Transition Services Agreement;

4.3.5.       Wire Transfer. One or more wire transfers of the Purchase Price in immediately available funds in accordance with Section 3.1;

4.3.6.       Severance Plan Adoption Agreement. One or more adoption agreements, substantially in the form set forth on Exhibit 4.3.6. evidencing that Purchaser has adopted in full the Severance Plans;

4.3.7.       Severance and Change in Control Agreement. The agreements contemplated by Section 8.2.6(b);

4.3.8.       Real Estate. The Short-Term Transitional Occupancy Agreements, the Assignments of Leases and any instruments, certificates, affidavits or other documents necessary to transfer the Owned Real Property listed on Schedule 2.1.7 to Purchaser; and

4.3.9.       Commercial Agreements. The Referral Testing Agreement and the Analytical Services Agreement.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth on Schedule 5 (the parts of which are numbered to correspond to the individual section numbers of this ARTICLE 5, provided that any information set forth in one section or subsection of Schedule 5 will be deemed to apply to each other section or subsection of Schedule 5 and this ARTICLE 5 to which its relevance is readily apparent on the face of such information), Seller represents and warrants to Purchaser as follows:

5.1.          Organization. Seller and its Subsidiaries that own Transferred Assets or that conduct the Business are each (a) a legal entity, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (to the extent such jurisdiction recognizes the concept of good standing) and (b) duly qualified to do business and in good standing (to the extent such concept is recognized by such jurisdiction) in each jurisdiction in which such Subsidiary conducts the Business.

5.2.          Power and Authorization. The execution, delivery and performance by Seller of this Agreement and by Seller and its Subsidiaries of each Ancillary Agreement to which Seller and its Subsidiaries are (or will be) a party and the consummation of the Transactions are within the power and authority of Seller and such Subsidiaries (to the extent of their respective participation) and have been duly authorized by all necessary action on the part of Seller and each other Selling Person. This Agreement and each Ancillary Agreement to which Seller and its Subsidiaries are (or will be) a party (a) has been (or, in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be) duly executed and delivered by Seller and such Subsidiaries, as applicable, and (b) is (or, in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be) a legal, valid and binding obligation of Seller or another applicable Selling Person, Enforceable against Seller and such Subsidiaries in accordance with its terms. Seller and its Subsidiaries that own Transferred Assets or that conduct the Business have the full power and authority necessary to own and use the Transferred Assets and carry on the Business to the extent owned, used and carried on by such Selling Person.

5.3.          Authorization of Governmental Authorities. Except for the recording or filing of deeds and Assignments of Leases where required by applicable Legal Requirements and filings required for the transfer of Permits, Owned Real Property Permits and Health Care Approvals to the Purchaser or the application for the issuance of Permits, Owned Real Property Permits or Health Care Approvals to the Purchaser, in each case that are required to conduct the Business, no action by (including any authorization, consent or approval), or in respect of, or filing with, any Governmental Authority is required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by Seller or its Subsidiaries of this Agreement and each Ancillary Agreement to which Seller or its Subsidiaries are (or will be) a party or (b) the consummation of the Transactions by Seller and such Subsidiaries.

5.4.          Noncontravention. Neither the execution, delivery and performance by Seller of this Agreement nor by Seller or its Subsidiaries that own Transferred Assets or that conduct the Business, of any Ancillary Agreement to which Seller or such Subsidiaries is (or will be) a party nor the consummation of the Transactions will:

5.4.1.       assuming the taking of any action by (including any authorization, consent or approval), or in respect of, or any filing with, any Governmental Authority, in each case, as disclosed on Schedule 5.3, violate any Legal Requirement applicable to Seller or such Subsidiaries;

5.4.2.       result in a breach or violation of, or default under, any Disclosed Contract;

5.4.3.       require any action by (including any authorization, consent or approval) or in respect of (including notice to), any Person under any Disclosed Contract;

5.4.4.       result in the creation or imposition of a material Encumbrance upon, or the forfeiture of, any Transferred Asset; or

5.4.5.       result in a breach or violation of, or default under, the Organizational Documents of the Seller or such Subsidiaries.

5.5.          Financial Statements.

5.5.1.                          Financial Statements. Attached as Exhibit 5.5.1 are copies of each of the following:

(a)           the unaudited consolidated balance sheet of the Business as of December 31, 2009 (respectively, the “Most Recent Balance Sheet” and the “Most Recent Balance Sheet Date”) and December 31, 2008, and the related unaudited consolidated statement of operations of the Business for the fiscal years then ended (collectively, the “Annual Financials”); and

(b)           the unaudited statement of income of the Business for the six months ended June 30, 2010 (the “Interim Financials”, and together with the Annual Financials, collectively the “Financials”).

5.5.2.       Compliance with GAAP, etc. The Annual Financials and the Additional Audited Financials (a) have been and will be, respectively, prepared in accordance with GAAP, consistently applied and Regulation S-X, Article 3 “General instructions as to financial statements” and Staff Accounting Bulletin Topic 1-B “Allocations of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity” (subject, in the case of the unaudited Financials, to normal year-end audit adjustments and the absence of notes) and (b) fairly present and will fairly present, respectively, in all material respects in accordance with GAAP the consolidated financial position of the Business as at the respective dates thereof and the consolidated results of the operations of the Business for the respective periods covered thereby.  The Interim Financials (i) have been and will be, respectively, prepared consistent with the internal reporting policies and procedures of Seller and (ii) fairly present and will fairly present, respectively, in all material respects in accordance with such reporting policies and procedures the consolidated results of operations for the periods covered thereby.  The Additional Unaudited Financials will be prepared in accordance with GAAP (subject to preparation on a modified GAAP basis with respect to the allocation of corporate expenses and calculation of taxes and accounts payable, and subject to normal year-end audit adjustments and the absence of notes).

5.6.          Absence of Undisclosed Liabilities. The Assumed Liabilities do not include any Liabilities except for (a) Liabilities set forth on the face of the Most Recent Balance Sheet, (b) Liabilities incurred by Seller or its Subsidiaries in the Ordinary Course of Business since the Most Recent Balance Sheet Date and (c) Liabilities that do not, individually or in the aggregate, constitute a Material Adverse Effect.

5.7.          Absence of Certain Developments. Since June 30, 2010 (and in the case of clause (ii), since December 31, 2009), (i) the Seller and its Subsidiaries that own Transferred Assets or that conduct the Business have conducted the Business in the Ordinary Course of Business, (ii) to the Seller’s Knowledge, no event or circumstance has occurred which, individually or in the aggregate, constitutes a Material Adverse Effect, and (iii) except for this Transaction or as set forth on Schedule 5.7, neither the Seller nor such Subsidiaries have, in each case with respect to the Business:

5.7.1.       materially increased the Compensation of any Business Employee other than in the Ordinary Course of Business;

5.7.2.       entered into or materially amended any Contract providing for the employment of any Business Employee on a full time, part time or other basis or otherwise providing Compensation or other benefits to any Business Employee;

5.7.3.       (a) made any material change in its methods of accounting or accounting practices (including with respect to reserves) or (b) materially changed its policies or practices with respect to paying payables or billing and collecting receivables;

5.7.4.       terminated or closed any facility, business or operation other than in the Ordinary Course of Business;

5.7.5.       written up or written down any Transferred Asset which is material to the Business, or revalued its inventory;

5.7.6.       amended the Organizational Documents (or equivalent documents) of Genzyme Genetic Counseling;

5.7.7.       for Genzyme Genetic Counseling, other than in the Ordinary Course of Business, incurred any indebtedness for borrowed money in addition to that incurred as of the Execution Date or guaranteed any such indebtedness;

5.7.8.       except as otherwise provided under ARTICLE 9, entered into any new material Contract or terminated, modified or amended any material Contract to which the Seller or a Subsidiary is a party and which is included in the Transferred Assets, the Assumed Liabilities or the Business, except in the Ordinary Course of Business; or

5.7.9.       for Genzyme Genetic Counseling, issued, delivered, sold, disposed of, pledged or otherwise encumbered, or authorized or proposed the issuance, sale, disposition or pledge or other encumbrance of any Equity Interest of Genzyme Genetic Counseling.

5.8.          Assets.

5.8.1.       The Seller and its Subsidiaries that own Transferred Assets or that conduct the Business have good title to, or, in the case of tangible property held under a lease, license or other Contract, an Enforceable leasehold interest in, or right to use, all material Transferred Assets that are tangible personal property, including all tangible material personal property assets reflected in the Most Recent Balance Sheet or acquired after the Most Recent Balance Sheet Date (except for such assets which (i) are Excluded Assets or (ii) have been sold or otherwise disposed of since the Most Recent Balance Sheet Date in the Ordinary Course of Business).

5.8.2.       None of the material Transferred Assets that are tangible personal property are subject to any material Encumbrance which is not a Permitted Encumbrance.

5.8.3.       Except for the Excluded Assets, the Commingled Contracts, the Real Property described in Section 2.2.7, the Short-Term Occupancy Agreements, the assets used by the Seller and its Subsidiaries to provide the transition services under the Transition Services Agreement, and the Intellectual Property licensed to the Purchaser under the Intellectual Property License Agreements, the Transferred Assets comprise all of the assets necessary to conduct the Business in the manner conducted by Seller and its Subsidiaries as of the Closing.

5.9.          Real Property. Schedule 5.9 (a) sets forth a list of all real property owned by the Seller or its Subsidiaries and used exclusively in the Business (such real property, other than real property which is an Excluded Asset, the “Owned Real Property”) and (b) other than any subleases, licenses or short-term space sharing agreements with physician offices or hospitals which grant genetic counselors engaged by Seller or any Subsidiaries the right to use and occupy office space during prescribed hours for purposes of administering genetic counseling services related to the Business, describes each leasehold interest in real property leased, subleased by, licensed or with respect to which a right to use or occupy has been granted to or by the Seller or its Subsidiaries exclusively in connection with the Business and specifies the property address and lessor or lessors of such leased property and identifies each lease or any other Contract under which such property is leased (such leases, other than the short-term space sharing agreements described above and those which are not included within the Transferred Contracts, the “Real Property Leases”), (such Owned Real Property, together with the Real Property Leases, the “Real Property”). There are no written or oral subleases, licenses, concessions, occupancy agreements or other Contracts granting to any other Person the right arising under any Selling Person of use or occupancy of the Real Property and there is no Person (other than the Seller or its Subsidiaries) in possession of the leased Real Property as of the Execution Date. There is no pending, and Seller has not received written notice of any, threatened expropriation or eminent domain taking affecting any of the Real Property. Seller has made available to Purchaser true, correct and complete copies of the Real Property Leases including all amendments, modifications, notices or memoranda of lease thereto and all estoppel certificates or subordinations, non-disturbance and attornment agreements related thereto in Seller’s possession.

5.10.        Intellectual Property.

5.10.1.

(a)           The Seller and its Subsidiaries own (or co-own) the Intellectual Property identified on Schedule 2.1.3 (as indicated therein) and own or have the right to use all material items of Transferred Intellectual Property.

(b)           No Action is pending that challenges the legality, validity, enforceability, use or ownership of any material item of Transferred Intellectual Property that is owned by the Seller or any Subsidiary.

(c)           The representations in this Section 5.10.1 do not constitute a representation or warranty of non-infringement or non-misappropriation of Intellectual Property of a Third Party, which is dealt with exclusively in Section 5.10.2.

5.10.2.     Except as has been separately disclosed to Purchaser prior to the Execution Date, to the Seller’s Knowledge, in their respective conduct of the Business, none of Seller or any Subsidiary has, since January 1, 2009 infringed or misappropriated any material Intellectual Property of any Third Party. Except as has been separately disclosed to Purchaser prior to the Execution Date, prior to the Execution Date neither Seller nor any Subsidiary that owns Transferred Assets or that conducts the Business has received any written charge, complaint, claim, demand, or notice alleging any such infringement or misappropriation (including any claim that Seller or any Subsidiary must license or refrain from using any Intellectual Property of any Third Party in connection with the conduct of the Business) that has not been apparently abandoned or satisfactorily resolved prior to the Execution Date; Seller has disclosed to Purchaser all such claims, including those apparently abandoned or satisfactorily resolved, made since January 1, 2009. Except as has been separately disclosed to Purchaser prior to the Execution Date, to the Seller’s Knowledge, since January 1, 2009 no Third Party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any material item of Transferred Intellectual Property owned by the Seller or any Subsidiary except as would not, individually or in the aggregate, constitute a Material Adverse Effect.

5.10.3.     Schedule 5.10.3 identifies (a) all Registered Intellectual Property owned by the Seller or any Subsidiary of Seller that is used or held for use exclusively in the Business (except for Domain Names that incorporate the Trademarks included within Excluded Assets), (b) each Contract under which a Seller or its Subsidiaries has granted to any Third Party rights with respect to any material Transferred Intellectual Property, other than for confidentiality, material transfer, publication, customer, supplier and distributor Contracts entered into in the Ordinary Course of Business (each an “Out-License Agreement”) and (c) each Contract under which a Third Party has granted the Seller or its Subsidiaries any rights with respect to any material Intellectual Property used or held for use exclusively in the Business, other than Off-the-Shelf Software and other than confidentiality, material transfer, customer, supplier and distributor Contracts entered into in the Ordinary Course of Business (each an “In-License Agreement”). The Transferred Patent License Agreements constitute all Contracts under which the Seller or a Subsidiary has granted or received rights with respect to Patents that are used or held for use exclusively in the Business. Except as disclosed on Schedule 5.4, no Consent will be needed to assign the Out-License Agreements and In-License Agreements to Purchaser at Closing.

5.10.4.     Schedule 5.10.4 identifies (a) all Registered Intellectual Property owned by the Seller or any Subsidiary of the Seller that is used or held for use in the Business and also in connection with a business other than the Business, (b) each Contract under which a Seller or its Subsidiaries has received any license with respect to Intellectual Property that is used or held for use by Seller or any Subsidiary of Seller in the Business and also in connection with a business other than the Business, other than software licenses and other than confidentiality, material transfer, customer, supplier and distributor Contracts entered into in the Ordinary Course of Business (the “Shared Intellectual Property In-License Agreements”), and (c) all Patents licensed to the Seller or any Subsidiary under the Shared Intellectual Property In-License Agreements that are used or held for use in the Business.  Pursuant to the Intellectual Property License Agreements, Purchaser will receive a license or sublicense under all of the Patents scheduled in response to clauses (a) and (c) above, as well as the Patents identified in the Exhibits to the Settlement and Collaborative Marketing Agreement, dated as of January 1, 2005, among Seller, Dana Farber Cancer Institute, John Hopkins University and others (other than those Patents that have been abandoned as contemplated in such agreement). Except as disclosed on Schedule 5.4, no Consent will be needed to grant the licenses to be granted to Purchaser pursuant to the Intellectual Property License Agreements.

5.11.        Privacy and Data Protection.

5.11.1.     The Seller has established policies, programs and procedures with respect to the collection, use, storage and transfer of personally identifiable information with respect to any of the Business’ customers or prospective customers (“Customer Data”) consistent and compliant in all material respects with applicable federal, state or provincial Legal Requirements relating to privacy and data protection, including the Health Insurance Portability and Accountability Act of 1996, including the Privacy Standards (45 C.F.R. Parts 160 and 164), as amended by the American Recovery and Reinvestment Act of 2009 and any regulations promulgated thereunder (collectively, “HIPAA”).

5.11.2.     Neither the Seller nor any Subsidiary that owns Transferred Assets or that conducts the Business is a party to any pending or, to the Seller’s Knowledge threatened, Action, which involves a claim against the Seller or such Subsidiary of any breach, misappropriation or unauthorized access or disclosure of any Customer Data.

5.11.3.     To the Seller’s Knowledge, since January 1, 2008 there has not been any breach, misappropriation, or unauthorized disclosure, access, use or dissemination of any Customer Data that would, individually or in the aggregate, constitute a Material Adverse Effect.

5.12.        Compliance With Law; Permits.

5.12.1.     Except as set forth on Schedule 5.12.1, neither Seller nor any Subsidiary that owns Transferred Assets or that conducts the Business is in material breach of, or material default under, and, have not since January 1, 2008 been in material breach of, or material default under, any Legal Requirement other than a Health Care Legal Requirement.

5.12.2.     The Seller and its Subsidiaries that own Transferred Assets or that conduct the Business have been duly granted all material Permits necessary for the conduct of the Business. Schedule 5.12.2 lists as of the Execution Date each material Permit and pending application therefor used (or intended for use in, in the case of pending applications) in the Business. As of the Execution Date, (a) such Permits are valid and in full force and effect, (b) neither the Seller nor its Subsidiaries that own Transferred Assets or that conduct the Business are in material breach or violation of, or material default under, any such Permit, (c) the Seller and such Subsidiaries have filed all material reports, notifications and filings with, and have paid all material regulatory fees to, the applicable Governmental Authority necessary to maintain all of such Permits in full force and effect, and (d) since January 1, 2008, neither the Seller nor such Subsidiaries have received written notice to the effect that a Governmental Authority was or is considering the withdrawal, suspension, termination, revocation or cancellation of any such Permit.

5.12.3.     All material Real Property Permits necessary for the current use and operation of the Owned Real Property (the “Owned Real Property Permits”) have been duly granted. As of the Execution Date, (a) the Owned Real Property Permits are valid and in full force and effect, (b) neither the Seller nor its Subsidiaries that own Transferred Assets or that conduct the Business are in material breach or violation of, or material default under, any Owned Real Property Permits, (c) the Seller and such Subsidiaries have filed all material reports, notifications and filings with, and have paid all material fees to, the applicable Governmental Authority necessary to maintain the Owned Real Property Permits in full force and effect, and (d) since January 1, 2008, neither the Seller nor such Subsidiaries have received written notice to the effect that a Governmental Authority was or is considering the withdrawal, suspension, termination, revocation or cancellation of any Owned Real Property Permit.

5.13.        Health Care Compliance. In each case, with respect to the Business:

5.13.1.     Except as set forth in Schedule 5.13.1, to the Seller’s Knowledge, neither Seller nor any Subsidiary that owns Transferred Assets or that conducts the Business, nor any director, officer or employee of Seller or any such Subsidiary, have, since January 1, 2008, in violation of any Health Care Legal Requirement (a) made, or agreed to make, any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other similar payment to any Person, including (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, or (iii) to obtain special concessions or pay for special concessions already obtained for or in respect of the Business, or (b) established or maintained any fund or asset that has not been recorded in the Business Books and Records.

5.13.2.     Each clinical laboratory owned, operated or managed by Seller or any Subsidiary that owns Transferred Assets or that conducts the Business (a) is qualified in all material respects (to the extent such qualification is required by applicable Health Care Legal Requirements) for participation in all material Governmental Programs for which such entity receives reimbursement for services, (b) is in compliance in all material respects with the material conditions of participation or coverage of such Governmental Programs and (c) has a provider agreement, provider number or other Contracts with such Governmental Programs (each, a “Provider Agreement”). The billing practices of the Seller and such Subsidiaries with respect to all patients and Governmental Programs are, and have been since January 1, 2008 in compliance with all applicable Health Care Legal Requirements except where such noncompliance would not, individually or in the aggregate, constitute a Material Adverse Effect. As of the Execution Date, there are no pending, concluded in the last three years or, to the Seller’s Knowledge threatened, non-routine investigations, non-routine audits or other Actions, relating to the participation of the Seller or such Subsidiary in any Governmental Program.

5.13.3.     The Seller and its Subsidiaries that own Transferred Assets or that conduct the Business have filed timely and accurately in all material respects all material claims and other material reports required to be filed prior to the Execution Date with respect to all Governmental Programs, all fiscal intermediaries and/or carriers, and other insurance carriers (“Payor Claims”), except where such failure would not, individually or in the aggregate, constitute a Material Adverse Effect. All such Payor Claims and reports are true and correct in all material respects as of the Execution Date except where such inaccurate or incorrect Payor Claims and/or reports would not, individually or in the aggregate, constitute a Material Adverse Effect.

5.13.4.     Neither the Seller nor any Subsidiary that own Transferred Assets or that conduct the Business is in breach or violation of nor has at any times since January 1, 2008 been in breach or violation of 42 U.S.C. 1395nn and the regulations promulgated pursuant thereto (the “Stark Law”); except where such breach or violation would not, individually or in the aggregate, constitute a Material Adverse Effect.

5.13.5.     As of the Execution Date, neither Seller nor any Subsidiary that owns Transferred Assets or that conducts the Business, nor, to the Seller’s Knowledge, any Business Employee: (a) has been convicted of or charged with any violation of any Health Care Legal Requirements related to any Governmental Program; (b) has been convicted of any violation of Health Care Legal Requirements related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or controlled substances; or (c) is excluded, suspended or debarred from participation, or is otherwise ineligible to participate, in any Governmental Program.

5.13.6.                        As of the Execution Date, neither the Seller nor any Subsidiary that owns Transferred Assets or that conducts the Business (a) is a party to a corporate integrity agreement with the OIG, (b) has reporting obligations pursuant to any settlement agreement entered into with any Governmental Authority, (c) has made any filings pursuant to the OIG’s Self Disclosure Protocol, (d) has been a defendant in any qui tam or False Claims Act litigation, or (e) has since January 1, 2009 been served with or received any written search warrant, or subpoena (other than those related to actions against Third Parties) from any Governmental Authority.

5.13.7.                        The Seller and its Subsidiaries that own Transferred Assets or that conduct the Business have been duly granted all material Health Care Approvals necessary for the conduct of the Business. Schedule 5.13.7 lists as of the Execution Date each material Health Care Approval and pending application therefor used (or intended for use in, in the case of pending applications) in the Business. As of the Execution Date, (a) such Health Care Approvals are valid and in full force and effect, (b) neither the Seller nor its Subsidiaries that own Transferred Assets or that conduct the Business are in material breach or violation of, or material default under, any such Health Care Approval, (c) the Seller and such Subsidiaries have filed all material reports, notifications and filings with, and have paid all material regulatory fees to, the applicable Governmental Authority necessary to maintain all of such Health Care Approvals in full force and effect, and (d) since January 1, 2009, neither the Seller nor such Subsidiaries have received written notice to the effect that a Governmental Authority was or is considering the withdrawal, suspension, termination, revocation or cancellation of any such Health Care Approval.

5.13.8.                        Except for the representations and warranties expressly set forth in Section 5.11 and Section 5.13, Seller makes no representations or warranties concerning Health Care Legal Requirements.

5.14.        Tax Matters.

5.14.1.     All material Tax Returns that were required to have been filed by the Seller or the other Selling Persons in respect of or in relation to the Business or the Transferred Assets or by Genzyme Genetic Counseling or G-Path have been duly and timely filed (taking into account any extensions of time in which to file). All material Taxes (whether or not shown as due and payable on any such Tax Returns) owed by Seller or the other Selling Persons in respect of or in relation to the Transferred Assets and the Business have been paid in full.

5.14.2.     The Seller and the other Selling Persons (with respect to or in relation to any Transferred Asset), Genzyme Genetic Counseling and G-Path have deducted, withheld and paid to the appropriate Taxing Authority all material Taxes required to be deducted, withheld or paid.

5.14.3.     As of the Execution Date, there is no pending material dispute, audit or claim concerning any material Tax Liability of Seller or any Selling Person (with respect to or in relation to any Transferred Asset), Genzyme Genetic Counseling or G-Path either (i) claimed or raised by any Taxing Authority in writing or (ii) as to which Seller has Knowledge.

5.14.4.     No waivers of statutes of limitations (other than waivers no longer in force) have been granted in respect of any Taxes of Genzyme Genetic Counseling or G-Path.

5.14.5.     Neither Genzyme Genetic Counseling nor G-Path are a party to any tax sharing agreement other than routine commercial contracts. Except with respect to each Parent Group, neither Genzyme Genetic Counseling nor G-Path have liability for the Taxes of any other Person as a result of being a member of an affiliated, combined, consolidated or unitary group for Tax purposes, or as a transferee or successor.

5.14.6.     The Transferred Assets held by non-U.S. Subsidiaries of Seller do not constitute U.S. real property interests within the meaning of Section 897 of the Code.

5.14.7.     There are no liens for Taxes upon the Transferred Assets, except for Permitted Encumbrances.

Notwithstanding any provisions of this Agreement to the contrary, the foregoing provisions of this Section 5.14 constitute the sole representations or warranties of Seller and its Subsidiaries relating to Taxes.

5.15.        Employees.

5.15.1.     Schedule 5.15.1 lists each employee of the Seller or any of its Subsidiaries other than Genzyme Japan who (a) devotes 100% of his or her time to the Business or (b)

devotes less than 100% of his or her time to the Business and has a principal place of employment at a facility located outside of the Commonwealth of Massachusetts and included within the Transferred Assets or leased pursuant to a Transferred Contract (collectively, the “Schedule A Employees”). Schedule 5.15.1 lists, for each Schedule A Employee, such employee’s job title, work location, and first date of service (with Seller, a Subsidiary of Seller or a predecessor employer). A written schedule that includes annual base salary for 2010 and annual target incentive compensation for 2010 for each Schedule A Employee, has been furnished by Seller separately to Anil Asnani, Vice President of Purchaser.

5.15.2.     Schedule 5.15.2 lists each employee of the Seller or any of its Subsidiaries who is not Schedule A Employee but devotes 80% or more of his or her time and attention to the Business (collectively, the “Schedule B Employees”), such employee’s job title, work location, first date of service (with Seller, a Subsidiary of Seller or a predecessor employer), and percentage of such employee’s time approximated to be devoted to the Business. A written schedule that also includes annual base salary for 2010 and annual target incentive compensation for 2010 for each Schedule B Employee, has been furnished by Seller separately to Anil Asnani, Vice President of Purchaser.

5.15.3.     Schedule 5.15.3 lists each employee of the Seller who is employed by Genzyme Japan and who devotes 100% of his or her time and attention to the Business (collectively, the “Japanese Employees”), such employee’s job title, work location, and first date of service (with Seller, Genzyme Japan or a predecessor employer). A written schedule that also includes annual base salary for 2010 and annual target incentive compensation for 2010 for each Japanese Employee will be furnished by Seller separately to Anil Asnani, Vice President of Purchaser.

5.15.4.     Schedule 5.15.4 lists each employee of G-Path, such employee’s job title, work location, and first date of service (with G-Path, or if earlier, the date that the individual first became associated with Seller). A written schedule that also includes base salary for 2010 and annual target incentive compensation for 2010 for each G-Path Employee has been furnished by Seller separately to Anil Asnani, Vice President of Purchaser.

5.15.5.     As of the Execution Date, there are no general, broad-based labor troubles (including any work slowdowns, lockouts, stoppages, pickets or strikes) pending, or to Seller’s Knowledge, threatened between the Seller, G-Path or Genzyme Japan, on one hand, and the Business Employees, on the other hand. As of the Execution Date, no Business Employee is represented by a labor union certified as the exclusive bargaining representative of Seller’s employees, the Seller and Genzyme Japan are not a party to, or otherwise subject to, any collective bargaining agreement or other labor union contract covering any Business Employee, and to the Seller’s Knowledge, no petition has been filed or proceedings instituted by a Business Employee or group of Business Employees with any labor relations board seeking recognition of a bargaining representative and, to Seller’s Knowledge, there is no organizational effort currently being made or threatened by, or on behalf of, any labor union to organize Business Employees and no demand for recognition of Business Employees has been made by, or on behalf of, any labor union.

5.15.6.     All Business Employees are employed by Seller, other than the Japanese Employees, who are all employed by Genzyme Japan.

5.16.        Employee Plans.

5.16.1.                        Schedule 5.16.1 lists all material Seller Plans, other than Seller Plans mandated by applicable Legal Requirements, as well as the G-Path Medical Associates Inc. Severance Pay Plan. With respect to each such material Seller Plan, the Selling Persons have made available to Purchaser true, accurate and complete copies of each of the following: (a) if the plan has been reduced to writing, the plan document together with all amendments thereto, (b) if the plan has not been reduced to writing, a written summary of all material plan terms, (c) copies of the most recent summary plan descriptions, policies or similar employee communications describing the Seller Plan’s material features, and (d) in the case of any plan that is intended to be qualified under Code Section 401(a), a copy of the most recent determination letter from the IRS, and a copy of the Form 5300 submitted in connection with any pending request for such determination.

5.16.2.                        Neither Seller nor any ERISA Affiliate has ever sponsored, maintained, contributed to, or had any Liability with respect to (i) any plan subject to Title IV of ERISA or Code Section 412 with respect to the operation of the Business, including any “multiemployer plan” as defined in Section 4001(a)(3) of ERISA, and any “defined benefit plan” as defined in Section 3(37) of ERISA, (ii) any “voluntary employee beneficiary association” as defined in Code Section 501(c)(9), or (iii) any “multiple-employer welfare arrangement” as defined in Section 3(40) of ERISA.

5.16.3.                        Each Seller Plan that is intended to be qualified under Code Section 401(a) is so qualified. Each Seller Plan, including any associated trust or fund, has been administered in all material respects in accordance with its terms and with applicable Legal Requirements.

5.16.4.                        Except as required under Section 601 et seq. of ERISA in respect of Seller Plans, no Seller Plan provides or has any Liability to provide health, life, or disability benefit coverage upon or following retirement or other termination of employment.

5.16.5.                        No benefit under any Seller Plan, including any Severance Plan or agreement, will be established or become accelerated, vested, or payable by reason of the Transactions, either alone or upon the occurrence of any other event.

5.17.        Environmental Matters. (a) With respect to the Business, the Seller and its Subsidiaries that own Transferred Assets or that conduct the Business are, and have been, in material compliance with all material Environmental Laws, except for such non-compliance as has been resolved with no continuing material liability to the Seller and its Subsidiaries, (b) to Seller’s Knowledge, there has been no release of Materials of Environmental Concern on, upon, into or from any Real Property in connection with the operation of the Business, except for releases that would not reasonably be expected to result in a material liability for the Seller or such Subsidiaries under applicable Environmental Laws, (c) to Seller’s Knowledge, no Materials of Environmental Concern generated by the Business have been disposed of or otherwise managed at any facility that has been placed on the National Priorities List or on any other similar list of sites requiring environmental investigation or remediation that is published by any Governmental Authority in the U.S., and (d) to Seller’s Knowledge, there are no underground storage tanks located on, no PCBs (polychlorinated biphenyls) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act stored on, the Owned Real Property, except in all cases in material compliance with applicable Environmental Laws.

5.18.        Contracts.

5.18.1.                        Contracts. Schedule 5.18.1 sets forth the following Contracts which are (i) Transferred Contracts or (ii) Contracts to which Genzyme Genetic Counseling is a party, other than, in each case, any Real Property Leases, In-License Agreements and Out-License Agreements:

(a)           any Contract for the supply of products or services (or group of related such Contracts) which obligates the Seller or its Subsidiaries to make annual payments in excess of $250,000, other than any supply Contract which by its terms can be terminated by the Seller or any Subsidiary upon no greater than 60 days notice without material penalty;

(b)           any managed care Contract (or group of related such Contracts) which resulted for the fiscal year ending in 2009 in the receipt by Seller or its Subsidiaries of payments from the managed care provider in excess of $1,000,000 and has a remaining term of more than one year as of the Closing Date, other than any managed care Contract which by its terms can be terminated by the Seller or any Subsidiary upon no greater than 60 days notice without material penalty or any further material obligation or material Liability to the Seller or any Subsidiary;

(c)           any Contract providing for aggregate annual payments to or by the Seller or its Subsidiaries in excess of $750,000, other than any Contract relating to the supply of products or services, any managed care Contract and any Contract which by its terms can be terminated by the Seller or a Subsidiary of Seller upon no greater than 60 days notice without material penalty or any further material obligation or material Liability to the Seller or such Subsidiary;

(d)           any Contract executed since January 1, 2005 for the acquisition or disposition of (i) a business (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise) or (ii) any material asset other than in the Ordinary Course of Business;

(e)           any Contract under which the Seller or any Subsidiary of Seller is, or may become, obligated to pay any amount in respect of indemnification obligations, purchase price adjustment or otherwise in connection with any (i) acquisition or disposition of assets or securities (other than the sale of inventory in the Ordinary Course of Business), (ii) merger, consolidation or other business combination or (iii) series or group of related transactions or events of the type specified in subsections (i) and (ii) of this Section 5.18.1(e);

(f)            any Contract pursuant to which a partnership, limited liability company, joint venture or other legal entity was established; and

(g)           any Contract subjecting the Seller or any of its Subsidiaries to non-competition or other similar material restrictions on its ability to conduct the Business anywhere in the world.

5.18.2.     Provision of Contracts. Seller has made available to Purchaser copies of each written Contract required to be disclosed on Schedule 2.1.4, Schedule 5.9, Schedule 5.10.3(b), Schedule 5.10.3(c) or Schedule 5.18, (each, a “Disclosed Contract”), in each case, as amended or otherwise modified and in effect. Seller has made available to Purchaser a written summary setting forth the terms and conditions of each oral Contract required to be listed on Schedule 5.9, Schedule 5.10.3(b), Schedule 5.10.3(c) or Schedule 5.18.

5.18.3.     Enforceability. Each Disclosed Contract is Enforceable against Seller or its Subsidiaries (to the extent each is a party thereto) and, to the Seller’s Knowledge, each party to such Contract, and is in full force and effect, and, subject to obtaining any necessary consents disclosed in Schedule 5.3 or Schedule 5.4, will continue to be so Enforceable and in full force and effect on identical terms following the consummation of the Transactions.

5.18.4.     Breach. Neither Seller nor any Subsidiary of Seller nor, to the Seller’s Knowledge, any other party to any Disclosed Contract is in material breach or material violation of, or material default under, or has repudiated any material provision of, any Disclosed Contract.

5.19.        Customers and Suppliers. Schedule 5.19 sets forth a list of (a) the ten largest customers of the Business (measured by aggregate billings) for the fiscal year ended on December 31, 2009, (b) the ten largest suppliers of materials, products or services to the Business (measured by the aggregate amount purchased for the Business) for the fiscal year ended on December 31, 2009, and (c) the ten largest managed care providers of the Business (measured by the aggregate amount purchased for the Business) for the fiscal year ended on December 31, 2009. From January 1, 2010 to the Execution Date, none of such customers or the suppliers has canceled or terminated its business relationship with the Business or notified the Seller or its Subsidiaries in writing of any intention to do either of the foregoing or otherwise threatened in writing to materially alter (including any material reduction in the rate or amount of sales or purchases, as the case may be) its relationship with the Business.

5.20.        Litigation; Governmental Orders. With respect to the Business, as of the Execution Date, (a) there is no material Action to which the Seller or any Subsidiary that owns Transferred Assets or that conducts the Business is a party (either as plaintiff or defendant) or to which the Transferred Assets are subject pending, or to the Seller’s Knowledge, threatened and

(b) no material Order has been issued which is applicable to the Seller or such Subsidiary, the Transferred Assets or the Business.

5.21.        Insurance. The Seller and its Subsidiaries that own Transferred Assets or that conduct the Business have since January 1, 2005 maintained in full force and effect insurance policies, or maintained self-insurance, with respect to the Transferred Assets and the Business, against such losses and risks as are customarily carried by Persons engaged in the same or similar business and has maintained in all material respects such insurance as is required under the terms of any applicable Real Property Leases or other Contracts. To the Seller’s Knowledge, no Third Party insurer plans to effect a material increase in the premiums for, or materially alter the coverage under, any such insurance policy because of the operation of the Business.

5.22.        No Brokers. The Business has no Liability of any kind to, nor is subject to any claim of, any broker, finder or agent in connection with the Transactions other than those which will be borne by Seller.

5.23.        Genzyme Genetic Counseling.

5.23.1.     Organization. Genzyme Genetic Counseling is a limited liability company duly organized and validly existing under the laws of the Commonwealth of Massachusetts and has all requisite corporate power and authority to own and operate its business as now being conducted. Genzyme Genetic Counseling is not in material breach or violation of, or material default under, its Organizational Documents.

5.23.2.     Capitalization. All authorized capital of Genzyme Genetic Counseling is held beneficially and of record by Seller, unencumbered by any claim, pledge, security interest or other Encumbrance.

5.23.3.     Subsidiaries. Genzyme Genetic Counseling does not own, directly or indirectly, any ownership, equity, voting or other interest in any corporation, partnership or other entity, and has no agreement or commitment to purchase any such interest.

5.24.        G-Path Medical Associates, Inc.

5.24.1.     Organization. G-Path Medical Associates, Inc. was incorporated in the State of California on October 15, 2008 as a professional corporation (“G-Path”), and began doing business on January 1, 2009. G-Path is (a) a legal entity, duly organized, validly existing and in good standing under the laws of the State of California and (b) duly qualified to do business and in good standing in the State of California.

5.24.2.     Subsidiaries. G-Path does not own, directly or indirectly, any ownership, equity, voting or other interest in any corporation, partnership or other entity, and has no agreement or commitment to purchase any such interest.

5.24.3.     Capitalization. G-Path has never issued, delivered, sold, disposed of, pledged or otherwise encumbered, or authorized or proposed the issuance, sale, disposition or pledge or other encumbrance of any Equity Interest of G-Path other than the 1,000 shares of common stock, $1.00 par value per share, issued to Michael C. Dugan M.D.

5.24.4.     Management. Seller and Michael C. Dugan M.D. have entered into (i) a Stock Transfer Restriction Agreement dated November 18, 2008 with respect to the Equity Interest of G-Path owned by Michael C. Dugan M.D. and (ii) an Ancillary Agreement dated November 18, 2008, and a copy of both such agreements have been made available to Purchaser.

5.24.5.     Contracts. All Contracts to which G-Path is a party are listed in Schedule 5.24.5 (each a “G-Path Contract”).

5.24.6.     Financial Statements. The unaudited consolidated statement of operations for the Business for the year ended December 31, 2009 referenced in Section 5.5.1(a) of the Agreement includes the financial results of G-Path for that period, and the unaudited consolidated balance sheet of the Business as of December 31, 2009 referenced in Section 5.5.1(a) of the Agreement includes the assets and liabilities of G-Path at that date. The unaudited consolidated statement of income for the Business for the six months ended June 30, 2010 referenced in Section 5.5.1(b) of the Agreement includes the financial results of G-Path for that period.

5.24.7.     Operations in the Ordinary Course. Since June 30, 2010 (i) G-Path has conducted its business in the Ordinary Course of Business, (ii) no event or circumstance has occurred at G-Path which, individually or in the aggregate, constitutes a Material Adverse Effect on the Business.

5.24.8.     Absence of Certain Developments. Since June 30, 2010 G-Path has not:

(a)           materially increased the salary, compensation, remuneration, or target incentive compensation payable to any employee, or provided any employee with a retention or stay bonus, other than a retention or stay bonus relating to a possible strategic transaction by Seller, (collectively, “G-Path Compensation”) in each case, other than in the Ordinary Course of Business;

(b)           entered into or materially amended any Contract providing for the employment of any employee on a full time, part time or other basis or otherwise providing G-Path Compensation or other benefits to any employee;

(c)           (i) made any material change in its methods of accounting or accounting practices (including with respect to reserves) or (ii) materially changed its policies or practices with respect to paying payables or billing and collecting receivables;

(d)           amended its Organizational Documents; or

(e)           other than in the Ordinary Course of Business, incurred any indebtedness for borrowed money in addition to that incurred as of the Execution Date or guaranteed any such indebtedness.

5.24.9.               Privacy and Data Protection. All policies, programs and procedures relating to Customer Data in place for G-Path are those that have been established by Seller in connection with the Business. G-Path is not party to any pending or, to Seller’s Knowledge, threatened, Action that is material to the Business and that involves a claim against G-Path of any breach, misappropriation or unauthorized access or disclosure of any Customer Data. To Seller’s Knowledge, since January 1, 2009 there has not been any breach, misappropriation, or unauthorized disclosure, access, use or dissemination of any Customer Data that would, individually or in the aggregate, constitute a Material Adverse Effect.

5.24.10.                                                                 Compliance With Law. Except as set forth on Schedule 5.24.10, G-Path is not in breach of, or default under, and, has not since January 1, 2009 been in breach of, or default under, any Legal Requirement, in each case, where such breach or default would be material to the Business.

5.24.11.                                                                 Permits. G-Path has no Permits, and no Permits are necessary for conduct of the Business.

5.24.12.                                                                 Health Care Compliance.

(a)                                  To Seller’s Knowledge, neither G-Path, nor any director, officer or employee of G-Path has, since January 1, 2009, in violation of any Health Care Legal Requirement (a) made, or agreed to make, any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other similar payment to any Person, including (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, or (iii) to obtain special concessions or pay for special concessions already obtained, or (b) established or maintained any fund or asset that has not been recorded in the financial statements referred to in Sections 5 and 6 above. All billing for professional services performed on G-Path’s behalf are billed by Seller, including all Payor Claims. G-Path is not in breach or violation of, nor has it at any times since January 1, 2009 been in breach or violation of, the Stark Law, except where such breach or violation would not, individually or in the aggregate, constitute a Material Adverse Effect.

(b)                                 As of the Execution Date, neither G-Path nor to Seller’s Knowledge, any G-Path employee: (a) has been convicted of or charged with any violation of any Health Care Legal Requirements related to any Governmental Program; (b) has been convicted of or charged with any violation of Health Care Legal Requirements related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or controlled substances; or (c) is excluded, suspended or debarred from participation, or is otherwise ineligible to participate, in any Governmental Program.

(c)                                  As of the Execution Date, G-Path (a) is not a party to a corporate integrity agreement with the OIG, (b) does not have a reporting obligation pursuant to any settlement agreement entered into with any Governmental Authority, (c) is not required to make any filings pursuant to the OIG’s Self Disclosure Protocol, (d) has not been a defendant in any qui tam or False Claims Act litigation, and (e) has not, since January 1, 2008, been served with or received any written search warrant, or subpoena (other than those related to actions against Third Parties) from any Governmental Authority.

5.24.13.                                                                 Employees; Benefits. Schedule 5.15.4 lists all employees of G-Path. Not later than 30 days prior to the Closing Date, Seller will provide to Purchaser an updated Schedule 5.15.4 of G-Path Employees. G-Path Employees do not participate in any Employee Plan that is not a Seller Plan.

5.24.14.                                                                 Litigation; Governmental Orders. With respect to G-Path’s conduct of the Business, as of the Execution Date, (a) there is no Action to which G-Path is a party (either as plaintiff or defendant), or to Seller’s Knowledge, threatened and (b) no Order has been issued which is applicable to G-Path or G-Path’s Business, in each case, where such Action or Order would be material to the Business.

5.24.15.                                                                 Insurance. Seller’s insurance policies cover G-Path. G-Path also maintains a California Worker’s Compensation policy, a copy of the binder for which was made available to Purchaser.

5.25.                        No Other Representations. Purchaser acknowledges that no Selling Person has made or is making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in ARTICLE 5, and that it is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in ARTICLE 5.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth on Schedule 6 (the parts of which are numbered to correspond to the individual section numbers of this ARTICLE 6, provided that any information set forth in one section will be deemed to apply to each other section or subsection of Schedule 6 and this ARTICLE 6 to which its relevance is readily apparent), Purchaser represents and warrants to Seller as follows:

6.1.                              Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

6.2.                              Power and Authorization. The execution, delivery and performance by Purchaser of this Agreement and each Ancillary Agreement to which Purchaser or any Affiliate is (or will be) a party and the consummation of the Transactions are within the power and authority of Purchaser and any participating Affiliates and have been duly authorized by all necessary action on the part of Purchaser and any such participating Affiliate. This Agreement and each Ancillary Agreement to which Purchaser or any Affiliate is (or will be) a party (a) has been (or, in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be) duly executed and delivered by Purchaser or its Affiliate, as applicable, and (b) is (or, in the case of Ancillary

Agreements to be entered into at or prior to the Closing, will be) a legal, valid and binding obligation of Purchaser or its Affiliate, enforceable against Purchaser and/or its Affiliate in accordance with its terms.

6.3.                              Authorization of Governmental Authorities. Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Purchaser or any applicable Affiliate to consummate the Transactions on a timely basis, no action by (including any authorization, consent or approval), or in respect of, or filing with, any Governmental Authority is required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by Purchaser or its Affiliate of this Agreement and each Ancillary Agreement to which it is (or will be) a party or (b) the consummation of the Transactions by Purchaser and its Affiliates.

6.4.                              Noncontravention. Neither the execution, delivery and performance by Purchaser or any Affiliate of Purchaser of this Agreement nor any Ancillary Agreement to which it is (or will be) a party nor the consummation of the Transactions will:

6.4.1.                                                                             assuming the taking of any action by (including any authorization, consent or approval) or in respect of, or any filing with, any Governmental Authority, in each case, as disclosed on Schedule 6.3, violate any provision of any Legal Requirement applicable to Purchaser;

6.4.2.                                                                             result in a breach or violation of, or default under, any Contract of Purchaser;

6.4.3.                                                                             require any action by (including any authorization, consent or approval) or in respect of (including notice to), any Person under any Contract; or

6.4.4.                                                                             result in a breach or violation of, or default under, Purchaser’s or any Affiliate’s Organizational Documents.

6.5.                              Financing.

6.5.1.                                                                             The amount of funds contemplated to be provided pursuant to the Financing Letter is sufficient, if funded, together with other financial resources of the Purchaser, including cash on hand, to pay the Purchase Price and to pay when due all fees and expenses related to the Transactions required to by paid by Purchaser.

6.5.2.                                                                             Purchaser has delivered to the Seller (and in the case of clause (b), to Seller’s legal counsel) a true, complete and accurate copy of (a) the executed commitment letter, including all schedules, exhibits or other attachments thereto, dated as of the Execution Date, among Purchaser and Citigroup Global Markets Inc., pursuant to which the lenders party thereto have committed, subject to the terms thereof, to lend the amounts set forth therein (the “Financing”) and (b) excerpts of those portions of each fee letter and engagement letter associated therewith that contain any conditions to funding , “flex” provisions or other substantive provisions regarding the terms and conditions of the Financing to be provided thereby ((a) and (b) collectively, the “Financing Letter”).

6.6.                              As of the Execution Date the Financing Letter has not been amended or modified and none of the obligations and commitments contained in the Financing Letter have been withdrawn or rescinded in any respect.  As of the Execution Date, the Financing Letter, in the form so delivered to the Seller on the Execution Date, is in full force and effect.  As of the Execution Date, the Financing Letter is Enforceable against Purchaser and, to the knowledge of Purchaser, each of the other parties thereto.  There are no conditions precedent, “flex” provisions or other substantive provisions related to the Financing, other than as set forth in the Financing Letter.  As of the Execution Date, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Purchaser, or to the knowledge of Purchaser, any other parties thereto, under the Financing Letter.  As of the Execution Date, Purchaser does not have any reason to believe that any of the conditions to the Financing contemplated in the Financing Letter will not be satisfied or that the Financing will not be made available to Purchaser at or prior to the Closing.  Purchaser has fully paid all fees required by the Financing Letter to be paid prior to the Execution Date.

6.7.                              No Brokers. Purchaser has no Liability of any kind to any broker, finder or agent with respect to the Transactions other than those which will be borne by Purchaser.

ARTICLE 7
COVENANTS

7.1.                              Conduct of the Business Prior to Closing.

7.1.1.                     Except as contemplated by this Agreement, from the date of this Agreement until the Closing, the Seller will, and will cause its Subsidiaries to:

(a)                                  operate the Business only in the Ordinary Course of Business;

(b)                                 maintain insurance for the Business reasonably comparable to that in effect on the Execution Date;

(c)                                  comply in all material respects with all Legal Requirements and contractual obligations applicable to the Business and the Transferred Assets;

(d)                                 use commercially reasonable efforts to, (x) preserve intact the Business in all material respects, and (y) preserve intact, in all material respects, the ordinary and customary relationships with customers, suppliers and other third parties having business relationships with it relating to the Business.

7.1.2.                     Without the written consent of Purchaser, which Purchaser will not unreasonably withhold, delay or condition, except as contemplated by this Agreement, from the Execution Date until the Closing, the Seller will, and will cause its Subsidiaries to refrain from taking any action which if taken after June 30, 2010 and prior to the Execution Date would have been required to be disclosed on Schedule 5.7.

7.1.3.                     Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of the Business prior to the Closing, to the extent such right would violate applicable Legal Requirements. Prior to the Closing, Seller and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Business.

7.2.                              No Solicitation. Until the earlier of (a) the Closing and (b) the termination of this Agreement pursuant to its terms, the Seller will not, will cause its Subsidiaries not to, and will direct its Representatives not to (i) initiate, solicit or knowingly encourage (including by way of furnishing information regarding the Business) the submission of any proposal concerning the sale of all or any material part of the Business (a “Competing Transaction”) (whether by way of merger, purchase of capital shares, purchase of assets or otherwise, other than any transaction involving an indirect sale of the Business in connection with a sale of all or substantially all of Seller’s business, provided that nothing in this Section 7.2 shall be deemed to obviate Seller’s obligation to consummate the Transactions in accordance with this Agreement) or (ii) hold any discussions or enter into any agreements with, or provide any information or respond to, any Third Party concerning a proposed Competing Transaction (other than to inform such Third Party of its obligations under this Section 7.2) or cooperate with, agree to, assist or participate in, solicit, knowingly facilitate or knowingly encourage any effort or attempt by any Third Party to do or seek any of the foregoing. If at any time prior to the earlier of (x) the Closing and (y) the termination of this Agreement pursuant to its terms, Seller or any Subsidiary is approached in any manner by a Third Party concerning a Competing Transaction (a “Competing Party”), Seller will, subject to any pre-existing confidentiality obligations, promptly inform Purchaser regarding such contact and furnish Purchaser with a copy of any inquiry or proposal, or, if not in writing, a description thereof, including the name of such Competing Party, and Seller will keep Purchaser informed of the status and details of any future notices, requests, correspondence or communications related thereto. Seller will, will cause its Subsidiaries to, and direct its Representatives to, cease immediately and cause to be terminated all discussions and negotiations that commenced prior to the Execution Date regarding any proposal that constitutes, or would reasonably be expected to lead to, a Competing Transaction.

7.3.                              Commingled Contracts Assistance. Schedule 7.3 sets forth a list of all Commingled Contracts for the supply of products or services which obligates the Seller or its Subsidiaries to make annual payments allocable to the Business in excess of $250,000. Until the Closing Date and for nine months following the Closing Date, Seller will and will cause its Subsidiaries to assist Purchaser, as Purchaser reasonably requests, in establishing replacement contracts, contract rights, bids, purchase orders or other agreements with any Third Party which is a counterparty to a Commingled Contract; provided, however, that Seller makes no representation or warranty that any Third Party will agree to enter into any such contract, contract right, bid, purchase order or other agreement with Purchaser on the existing terms or at all and such assistance will not require Seller or any Subsidiary to pay any consideration or make any concession to any such Third Party.

7.4.                              Access to Information.

7.4.1.                     From the Execution Date until the Closing, the Seller will, and will cause the other Selling Persons to (a) permit Purchaser and its Representatives to have reasonable access, in a manner so as not to interfere with the normal business operations of Seller, to all premises, properties, books, records, contracts and documents exclusively pertaining to the Business and (b) furnish Purchaser with all financial, operating and other data and information related exclusively to the Business (including copies thereof), as Purchaser may reasonably request; provided, however, that the Seller will not be required to permit any sampling or analysis of any environmental media or of any building materials; and provided further that Seller will not be required to permit any inspection or other access, or to disclose any information that in the reasonable judgment of Seller would: (i) result in the disclosure of any Trade Secrets of any Third Party, (ii) violate any obligation of a Selling Person with respect to confidentiality entered into prior to the date of this Agreement, (iii) violate or result in the loss or material impairment of any information subject to the attorney-client privilege or the attorney work product doctrine or (iv) violate any Legal Requirement.

7.4.2.                     Prior to the Closing, the Seller shall use commercially reasonable efforts to obtain a “reliance letter” from The Orion Group LLC with respect to the Phase I Environmental Site Assessment of 2000 Vivigen Way, Santa Fe, NM prepared for Seller by The Orion Group LLC and dated June 21, 2010.

7.4.3.                     Seller will provide Purchaser the audited consolidated balance sheet of the Business as of December 31, 2009 and December 31, 2008, and the related audited consolidated statements of income and cash flow of the Business for the fiscal years then ended, accompanied by any notes to such statements and the report of PricewaterhouseCoopers LLP on such statements (the “2008/2009 Audited Financials”), as soon as the 2008/2009 Audited Financials have been prepared, and in any event no later than the earlier of (1) the tenth Business Day prior to the Closing Date and (2) October 31, 2010.  In addition, Seller will provide Purchaser the unaudited consolidated balance sheets of the Business as of March 31, 2010 and June 30, 2010 and the associated quarterly profit and loss statement of the Business for such periods (the “2010 Additional Unaudited Financials”) as soon as they have been prepared, and in any event no later than November 30, 2010.  Further, Seller will provide Purchaser (1) for each fiscal quarter of the Business ended prior to the Closing, draft unaudited consolidated balance sheets of the Business as of the end of such fiscal quarter and the associated quarterly profit and loss statement of the Business no later than the 20th day following the end of such fiscal quarter (the “Future Period Additional Unaudited Financials,” and together with the 2010 Additional Unaudited Financials, the “Additional Unaudited Financials”), and (2) for each fiscal year of the Business ended prior to the Closing, the audited consolidated balance sheet of the Business as of the end of such fiscal year and the related audited consolidated statements of income and cash flow of the Business for such fiscal year then ended, accompanied by any notes to such statements and the report of PricewaterhouseCoopers LLC on such statements (the “Additional Audited Financials”), no later than 70 days after the end of such fiscal year.

7.5.                              Business Books and Records. Within 90 days following the Closing Date, Seller will transfer to Purchaser the Business Books and Records (including copies of those that are described in Section 2.2.6(ii)) that are (a) located at the Seller’s facility in Cambridge, Massachusetts, (b) reasonably identifiable and reasonably separable from other books and records of Seller and the Retained Subsidiaries and (c) reasonably relevant to the current operation of the Business. Seller may transfer copies or originals at its election. After such 90 day period, upon the reasonable request of Purchaser, Seller will, and will cause it Subsidiaries to, use commercially reasonable efforts to, at Purchaser’s expense, locate and transfer to Purchaser (i) original versions of any Business Books and Records provided to Purchaser as copies and not described in Section 2.2.6 and (ii) other Business Books and Records reasonably requested by Purchaser. This Section 7.5 constitutes the only obligation of the Seller and its Retained Subsidiaries with respect to the delivery of Business Books and Records to the Purchaser or any of its Affiliates hereunder. The costs and expenses relating to Seller’s provision of the Business Books and Records shall be the sole responsibility of Purchaser.

7.6.                              Commercially Reasonable Efforts. From the date of this Agreement until the Closing, Seller and Purchaser will, and will cause their respective Affiliates to, use commercially reasonable efforts to (a) cause to be fulfilled and satisfied all of the conditions to Closing set forth in ARTICLE 10 and (b) negotiate in good faith any Ancillary Agreements required to be delivered at the Closing pursuant to Sections 4.2 and 4.3.

7.7.                              Antitrust Review.

7.7.1.                     Subject to the terms and conditions of this Agreement, the Parties will cooperate with each other and use, and will cause their respective Affiliates to use, their respective commercially reasonable efforts to file promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents under applicable Antitrust Laws and to obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority necessary, proper or advisable under applicable Antitrust Laws to consummate the Transactions.

7.7.2.                     In furtherance and not in limitation of the foregoing, each Party will make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and will supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use commercially reasonable efforts to take, or cause to be taken, all other actions consistent with this Section 7.7 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable.

7.7.3.                     Each of the Parties will use commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions under Antitrust Laws and in connection with any investigation or other inquiry by or before a Governmental Authority relating to Antitrust Laws and (ii) keep the other Parties informed in all material respects and on a reasonably timely basis of any material communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority. Subject to applicable Legal Requirements relating to the exchange of information, each of the Parties will have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other Parties and their respective Affiliates, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Transactions related to Antitrust Laws.

7.7.4.                     If any objections are asserted with respect to the Transactions under the HSR Act, or if any Action is instituted (or threatened to be instituted) by the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority or any third party challenging the Transactions or that would otherwise prohibit or materially impair or materially delay the consummation of such Transactions, the Parties shall use commercially reasonable efforts to defend against Actions so as to permit the consummation of the Transactions, including contesting and resisting any such Actions and to have vacated, lifted, reversed or overturned any Order that is in effect that prohibits, prevents or restricts the consummation of the Transactions.

7.7.5.                     The provisions of this Section 7.7 shall not require or obligate Purchaser or any of its Affiliates to (and in no event shall any representation, warranty or covenant of Purchaser contained in this Agreement be breached or deemed breached as a result of the failure of Purchaser to) sell or otherwise dispose of, hold separate (through the establishment of a trust or otherwise), or divest itself all or any portion of the Business, the Transferred Assets or any portion of the business, assets or operations of Purchaser or any of its Affiliates (each of the foregoing, “Detriments”); provided, however, that if in order to ensure the satisfaction of either of the conditions to Closing set forth in Section 10.3.1 or 10.3.2 by the Drop Dead Date, one or more United States Governmental Authorities acting pursuant to applicable Antitrust Laws requires that Purchaser agree to one or more Detriments before providing Purchaser with any applicable Consents, clearances, or approvals necessary to satisfy such conditions to Closing, then Purchaser shall agree to one or more Detriments, provided that such Detriments would not have a strategically significant adverse impact on the business as discussed by Representatives of the Parties on and prior to the Execution Date.

7.8.                              Consents. Without limiting the provisions of Section 7.7 or Section 7.17, on or prior to the Closing Date, the Seller will use commercially reasonable efforts to obtain all Consents described in Section 5.3 or listed on Schedule 5.3 or Schedule 5.4, and Purchaser will use commercially reasonable efforts to obtain all Consents listed on Schedule 6.3 or Schedule 6.4. Each Party will cooperate with the other in obtaining such Consents. Notwithstanding the foregoing, neither the Seller nor any of its Affiliates will be required to pay money to any Third Party, commence any litigation or offer or grant any accommodation (financial or otherwise) to any Third Party (including the resolution of any existing dispute with such Third Party), to obtain any Consent.

7.9.                              Cooperation. After the Closing, upon the reasonable request of Purchaser, Seller will, and will cause it Subsidiaries to, use commercially reasonable efforts to, at Purchaser’s expense, (a) execute and deliver any and all further materials, documents and instruments of conveyance, transfer or assignment as may reasonably be requested by Purchaser to effect, record or verify the transfer to, and vesting in Purchaser, of the Selling Persons’ right, title and interest in and to the Transferred Assets in accordance with the terms of this Agreement and (b) cooperate with reasonable requests from Purchaser to ensure an orderly transfer of customer relationships involving the Business to Purchaser. After the Closing, Seller will promptly deliver to Purchaser (i) any mail, packages, orders, inquiries and other communications relating to the Business and (ii) any property that the Seller receives and that properly belongs to Purchaser.

7.10.                        Return of Excluded Assets and Transferred Assets; Covenant to Amend Schedules.

7.10.1.               If, for any reason after the Closing, any asset transferred to Purchaser or an Affiliate is ultimately determined to be an Excluded Asset or Purchaser is found to be in possession of any Excluded Asset, (a) Purchaser will promptly return or transfer and convey (without further consideration) to Seller, and Seller will accept, such asset; (b) Seller will assume, and agree to pay, perform, fulfill and discharge (without further consideration) any Excluded Liabilities associated with such assets; and (c) Purchaser and Seller will promptly execute such documents or instruments of conveyance or assumption and take such further acts which are reasonably necessary or desirable to effect the transfer of such asset back to Seller. If, for any reason after the Closing, any asset retained by Seller or an Affiliate is ultimately determined to be a Transferred Asset or Seller or a Retained Subsidiary is found to be in possession of any Transferred Asset, (x) Seller or such Retained Subsidiaries will promptly return or transfer and convey (without further consideration) to Purchaser, and Purchaser will accept, such asset; (y) Purchaser will assume, and agree to pay, perform, fulfill and discharge (without further consideration) any Assumed Liabilities associated with such assets; and (z) Purchaser and Seller will promptly execute such documents or instruments of conveyance or assumption and take such further acts which are reasonably necessary or desirable to effect the transfer of such asset back to Seller.

7.10.2.               If after Closing, Purchaser believes that any Patent that was, as of the Closing, used or held for use by the Seller or any of its Subsidiaries in the Business was omitted from Schedule 2.1.3 and Schedule 5.10.4, then Purchaser may notify Seller in writing of such omission, and if such Patent was, in fact, used or held for use by the Seller or any of its Subsidiaries in the Business as of the Closing, then after receiving such notice Seller will agree to amend Schedule 2.1.3 and Schedule 5.10.4, as applicable, to either assign such Patent to Purchaser (if it was used or held for use exclusively in the Business) or to license such Patent to Purchaser under the Intellectual Property License Agreement relating to Shared Intellectual Property (if such Patent was used or held for use in the Business and also in connection with a business other than the Business).

7.11.                        Records and Documents. For a period of seven years after the Closing (or, if later, until the expiration of any period proscribed by statute for the retention of such records and documents), at the other Party’s request, each Party will provide the other Party and its Representatives with access to and the right to make copies of those records and documents related to the Business (possession of which is retained by Seller or transferred to Purchaser as applicable), as may be necessary in connection with any Third Party litigation (but not any litigation between Seller and Purchaser), the preparation of financial statements or Tax Returns, or the conduct of any audit or investigation by a Governmental Authority. If any Party desires to dispose of any of such records or documents related to the Business prior to the expiration of such period, the Party seeking disposal will, prior to such disposition, give the other Party a reasonable opportunity, at such Party’s expense, to segregate and remove such records and documents as such Party may select.

7.12.                        Bulk Sales Waiver. Purchaser waives compliance by each Selling Person with any applicable bulk sales Legal Requirements in connection with the Transactions.

7.13.                        Confidentiality.

7.13.1.               Confidentiality of Seller. Seller acknowledges that the success of the Business after the Closing depends upon the continued preservation of the confidentiality of certain information possessed by Seller and its Subsidiaries, that the preservation of the confidentiality of such information by Seller and its Subsidiaries is an essential premise of the bargain between Seller and Purchaser, and that Purchaser would be unwilling to enter into this Agreement in the absence of this Section 7.13.1. Accordingly, Seller will not, and will cause its Subsidiaries not to, at any time on or after the Closing Date, without the prior written consent of Purchaser, disclose any Confidential Information to the extent relating to the Business, the Transferred Assets or the Assumed Liabilities; provided, however, that the information subject to the foregoing provisions of this sentence will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof); and provided, further, that the provisions of this Section 7.13.1 will not prohibit any retention of copies of records or disclosure (a) required by any applicable Legal Requirement (other than federal and state securities Legal Requirements) so long as reasonable prior notice is given of such disclosure and a reasonable opportunity is afforded to contest the same, (b) required by any applicable federal and state securities Legal Requirements or (c) made in connection with the enforcement of any right or remedy relating to this Agreement or the Transactions.

7.13.2.               Confidentiality of Purchaser. To the extent applicable to the Transferred Assets, Purchaser will continue to be subject to the restrictions set forth in the Confidentiality Agreement; provided that the Confidentiality Agreement will terminate and be null and void upon the consummation of the Closing.

7.14.                        Non-Solicitation of Employees.

7.14.1.               For a period of one year after the Closing Date, without the prior written consent of Seller, Purchaser will not, and will cause its Affiliates not to, solicit for employment any of the employees of Seller or any of the Retained Subsidiaries following the Closing Date; provided that Purchaser and its Affiliates will not be restricted by this Section 7.14.1 from any general solicitation for employees or public advertising of employment opportunities (including through the use of employment agencies) not specifically directed at any such Persons, and provided further that Purchaser and its Affiliates will not be restricted in hiring any such Person who responds to any such general solicitation or public advertising or who initiates contact with the Seller.

7.14.2.               For a period of one year after the Closing Date, without the prior written consent of Purchaser, Seller will not, and will cause its Subsidiaries not to, solicit for employment any Transferred Employee; provided that Seller and its Subsidiaries will not be restricted by this Section 7.14.2 from any general solicitation for employees or public advertising of employment opportunities (including through the use of employment agencies) not specifically directed at any such Persons, and provided further that Seller and its Affiliates will not be restricted in hiring any such Person who responds to any such general solicitation or public advertising or who initiates contact with the Purchaser.

7.15.                        Non-Competition.

7.15.1.               Subject to the provisions of this Section 7.15, without the express written consent of Purchaser, neither Seller nor any of its Subsidiaries shall, at any time during the three year period immediately following the Closing Date (the “Restricted Period”), directly or indirectly, engage in, participate in, own, manage, control or participate in the ownership, management or control of any business or activity that is competitive with the Business (a “Competing Business or Activity”); provided, that the foregoing shall not prohibit the Seller or a Subsidiary thereof from (a) owning as a passive investment five percent (5%) or less of the outstanding equity of any publicly traded entity, or (b) performing testing services as an adjunct to the business of treating genetic diseases and other chronic debilitating diseases with therapeutic products as conducted by Seller’s Personalized Genetic Health business unit.

7.15.2.               In the event of a Future Acquisition, (i) the restrictions contained in Section 7.15.1 regarding engaging in, participating in, owning, managing, controlling or participating in the ownership, management or control of a Competing Business or Activity (collectively, the “Competitive Restrictions”) shall continue to apply to the Seller and its Subsidiaries, (ii) during the Restrictive Period, no Acquiring Person shall engage in any Competing Business or Activity through Seller or its Subsidiaries, and (iii) during the Restrictive Period, no assets of Seller or any of its Subsidiaries acquired by an Acquiring Person or its Affiliates in such a Future Transaction shall be used in any manner in any Competing Business or Activity or in violation of the Competitive Restrictions.

7.15.3.               “Future Acquisition” means the acquisition of a majority of the voting power of Seller or any of its Subsidiaries, or the acquisition of majority of the assets of Seller or any of its Subsidiaries or the acquisition of any line of business of Seller or any of its Subsidiaries, in any Acquisition occurring after the date of this Agreement and prior to the expiration of the Restricted Period.  “Acquiring Person” means any Person that is the acquirer in a Future Acquisition.  “Acquisition” means any acquisition, merger, consolidation, stock sale, member substitution, joint venture, asset sale or similar transaction with a third party to which Parent or any of its Subsidiaries is a party.

7.15.4.               Notwithstanding the foregoing, the provisions of this Section 7.15 will not prevent Seller or any Affiliate from acquiring any Person or business (by means of the acquisition of equity, assets or a combination thereof in any manner) engaged in a Competing Business or Activity if (a) less than 20% percent of the revenues of such Person or business for the immediately preceding twelve-month period were derived from the Competing Business or Activity, (b) such Competing Business or Activity does not use the words “Genzyme Genetics” or any combination of the words “Genzyme” and “Genetics,” and (c) Seller uses commercially reasonable efforts to divest such Competing Business or Activity during the 12 months following consummation of the acquisition.

7.16.                        Compliance with WARN Act and Similar Legal Requirements.

7.16.1.               On or before the Closing Date, subject to applicable Legal Requirements, Seller will provide to Purchaser the number of Business Employees located at each site owned or leased by Seller or a Subsidiary prior to the Closing where Transferred Employees are anticipated to be located after the Closing Date, who have experienced, or will experience, an employment loss or layoff (as defined in the Worker Adjustment and Retraining Notification Act of 1988 or any comparable Legal Requirement (the “WARN Act”)) within 90 days prior to the Closing Date along with the date of the employment loss or layoff. For the avoidance of doubt, any Schedule A Employee, Schedule B Employee or Japanese Employee who has accepted an offer of employment with Purchaser will not be included in the numbers required to be provided under this Section 7.16.1.

7.16.2.               Purchaser will not, at any time within 90 days after the Closing Date, cause (a) a “plant closing” (as defined in the WARN Act) or (b) a “mass layoff” (as defined in the WARN Act) or any similar event under any comparable Legal Requirement that would obligate (or have obligated) Seller to provide notice to any employees or cause Seller to incur liability under the WARN Act or any comparable Legal Requirement, in each case with respect to employees formerly employed at a site described in Section 7.16.1.

7.17.                        Assumption of Regulatory Obligations. In furtherance of and not in limitation of the assumption of the Assumed Liabilities, from the Closing Date, Purchaser will be solely responsible for obtaining and maintaining all Permits, Real Property Permits and Health Care Approvals regarding the Business, as well as all ongoing regulatory compliance relating thereto (including the reporting of adverse events).

7.18.                        Change of Name. Except as otherwise provided in the Trademark License Agreement, Purchaser will ensure that within 90 days after the Closing, any Person conducting the Business, including Genzyme Genetic Counseling, will change its name so as not to include the word “Genzyme,” or any derivative of the word “Genzyme” or other Trademarks used by Seller as of the Execution Date (other than Trademarks assigned to Purchaser through the

Trademark Assignments). Purchaser will provide Seller with documentation evidencing such name changes within 90 days after the Closing Date.

7.19.                        Publicity. The Parties have agreed to the press releases attached as Exhibit 7.19. After the Execution Date, the Parties hereto may not make public disclosures regarding the Transactions and this Agreement except to the extent materially consistent with Exhibit 7.19, as such exhibit may be amended from time to time by the mutual written consent of the Parties, or other information previously publicly disclosed in compliance herewith. The provisions of this Section 7.19 will not prohibit (a) any disclosure required by any applicable Legal Requirements, GAAP or the rules of The Nasdaq Stock Market or NYSE (in which case the disclosing party will use commercially reasonable efforts to consult with the other Parties in advance the disclosure) or (b) any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement or the Transactions.

7.20.                        Transition Assets. To the extent Seller or any Subsidiary requires the use of any Transferred Asset to perform its obligations under any of the Ancillary Agreements, Seller will inform Purchaser of such need and Purchaser will make such Transferred Assets available to Seller for this purpose free of charge for the period of time Seller requires such Transferred Assets to perform its obligations under any of the Ancillary Agreements.

7.21.                        p53 Test. For five years from and after the Closing Date, the Purchaser will offer for sale in the Ordinary Course of Business as part of its general menu of testing services on commercially reasonable terms, consistent with the terms and conditions on which the Purchaser offers for sale its other testing services, and perform when requested, the p53 Mutation Analysis in CLL (Bill Code 304) (the “p53 Test”). Should the Purchaser desire to discontinue offering the p53 Test after the conclusion of this five year period on these terms, the Purchaser will (a) provide written notice to the Seller of such determination at least ninety days prior to such discontinuance and (b) grant to Seller an irrevocable, perpetual, royalty-free, non-exclusive license, sublicensable through multiple tiers, to use any Intellectual Property that is then owned or controlled by Purchaser or any Affiliate and necessary for Seller to offer the p53 Test for sale and perform the p53 Test or to sublicense another Person to offer the p53 Test for sale and perform the p53 Test. Without limiting any other available remedy, such amendment will be offered and such license will also be granted by the Purchaser upon the request of Seller if Purchaser ceases for any reason to not offer the p53 Test prior to conclusion of the five year term or if Purchaser fails to provide the p53 Test in accordance with the aforementioned terms and conditions.

7.22.                        Financing.

7.22.1.               Subject to the terms and conditions of this Agreement, Purchaser shall use reasonable best efforts to obtain the Financing on the terms and conditions set forth in the Financing Letter (or on terms which would not be reasonably expected to delay or prevent the Closing or make the funding of the Financing less likely to occur), and use its reasonable best efforts to (a) maintain in effect the Financing Letter and negotiate and execute definitive agreements with respect to the Financing Letter on the terms and conditions set forth in the

Financing Letter (or on terms which would not be reasonably expected to delay or prevent the Closing or make the funding of the Financing less likely to occur), (b) satisfy on a timely basis all conditions applicable to Purchaser set forth in such definitive agreements that are within its reasonable control and not take or fail to take any action that would be expected to prevent, impede or delay the availability of the Financing, and (c) consummate the Financing contemplated by the Financing Letter at or prior to the Closing.  In the event that all conditions in the Financing Letter have been satisfied or upon funding will be satisfied, Purchaser shall use its reasonable best efforts to cause the lenders providing the Financing to fund on the Closing Date the Financing required to consummate the transactions contemplated by this Agreement and Purchaser shall otherwise enforce its rights under the Financing Letter, including by seeking specific performance of the parties thereunder.

7.22.2.               Purchaser shall not amend, alter, or waive, or agree to amend, alter or waive (in any case, whether by action or inaction), any term of the Financing Letter without the prior written consent of the Seller if such amendment, alteration or waiver reduces the aggregate amount of the Financing or would reasonably be expected to delay or prevent the Closing or make the funding of the Financing less likely to occur; provided, however, that Purchaser may (a) replace and/or amend the Financing Letter so long as (i) the terms would not be reasonably expected to delay or prevent the Closing or make the funding of the Financing less likely to occur and (ii) the conditions to the Financing set forth in the Financing Letter as of the Execution Date would not be expanded in a manner that would reasonably be expected to delay or prevent the Closing or (b) enter into a Capital Markets Transaction in lieu of or in addition to the Financing contemplated by the Financing Letter; and in any such event, Purchaser shall disclose to the Seller its intention to obtain such alternative financing or to engage in such Capital Markets Transaction and shall keep the Seller informed of the terms thereof.  The term “Financing or Capital Markets Transaction” shall mean (A) the Financing contemplated by the Financing Letter to the extent not so superseded at the time in question and any alternative financing to the extent then in effect, and (B) any Capital Markets Transaction.  Purchaser shall promptly (and in any event within two Business Days) notify the Seller of the expiration or termination of the Financing Letter.

7.22.3.               If any portion of the Financing becomes unavailable or Purchaser becomes aware of any event or circumstance that makes any portion of the Financing unavailable, in each case, on the terms and conditions contemplated in the Financing Letter, Purchaser shall use its reasonable best efforts to arrange and obtain as promptly as practicable following the occurrence of such event alternative financing from alternative Financing Sources in an amount sufficient to consummate the Transactions, provided, that, without the prior written consent of Seller, no such alternative shall be equity financing or be on terms and conditions that would be, in the aggregate, reasonably expected to delay or prevent the Closing or make funding of the Transaction less likely to occur.  Purchaser shall provide Seller with prompt oral and written notice (but in any event no later than 48 hours after the occurrence) of any material breach by any party to the Financing Letter or of any condition not likely to be satisfied, in each case, of which Purchaser becomes aware or any termination or waiver, amendment or other modification of the Financing Letter.  Purchaser shall keep Seller reasonably informed on a current basis and in reasonable detail of the status of its efforts to arrange the Financing or Capital Markets

Transaction and shall provide to Seller copies of all documents related to the Financing.  Purchaser shall give Seller prompt notice of any change in the terms of the Financing or any indication that the Financing may not be available to Seller.  Purchaser’s obligations under this Section 7.22 shall apply to any alternative financing.

7.22.4.               Prior to the Closing, the Seller shall (and the Seller shall cause each of its Subsidiaries to) provide, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting Representatives, to provide, in each case, at Purchaser’s sole expense (in accordance with the reimbursement provisions below), all cooperation reasonably requested by Purchaser and that is necessary in connection with arranging and obtaining a Financing or Capital Markets Transaction or any permitted replacement, amended, modified or alternative debt financing or Capital Markets Transaction; provided, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Seller or its Subsidiaries; and provided, further, that neither the Seller nor any of its Subsidiaries shall be required to pay any commitment fee or other fee or payment to obtain consent or to incur any Liability with respect to a Financing or Capital Markets Transaction.  Purchaser shall promptly, upon request by the Seller, reimburse the Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Seller or any of its Subsidiaries in connection with the cooperation of the Seller and its Subsidiaries contemplated by this Section 7.22 and shall indemnify and hold harmless the Seller, its Subsidiaries and their respective Representatives from and against any and all Damages suffered or incurred by any of them of any type in connection with the arrangement of any Financing or Capital Markets Transaction and any information used in connection therewith except with respect to any information prepared or provided in writing by the Seller or any of its Subsidiaries or any of their respective Representatives or to the extent such Damages result from the gross negligence or willful misconduct of the Seller, any of its Subsidiaries or their respective Representatives, and the foregoing obligations shall survive termination of this Agreement.  All material non-public information provided by the Seller or any of its Subsidiaries or any of their Representatives pursuant to this Section 7.22.3 shall be kept confidential in accordance with the Confidentiality Agreement, except that Purchaser shall be permitted to disclose such information to the Financing Sources and other potential sources of capital, rating agencies and prospective lenders and investors during syndication or underwriting of the Financing or Capital Markets Transaction or any permitted replacement, amended, modified or alternative financing subject to the potential sources of capital, ratings agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).  Purchaser shall afford Seller a reasonable period of time prior to disclosure to comment on any documents or other information circulated to potential Financing Sources that contain or are based upon any such non-public or confidential information.

7.22.5.               Purchaser acknowledges that the Seller has entered into this Agreement in reliance on the commitments made by the Financing Sources in the Financing Letter, and Purchaser’s obligations under this Section 7.22 to cause each Financing Source to fund under the Financing Letter and, to the extent necessary, to obtain alternative financing if the Financing becomes unavailable for any reason.  Further, the Parties acknowledge and agree that neither the anticipated need for the Purchaser to obtain financing to consummate the Transactions nor the provisions of Section 6.5 or this Section 7.22 shall in any way be deemed to obviate or excuse the Purchaser’s obligation to consummate the Transactions following the satisfaction or waiver of the conditions set forth in Sections 10.1 and 10.3.

ARTICLE 8
EMPLOYEES

8.1.                              Efforts; Employee Lease Agreement.

8.1.1.                                                                                   Purchaser shall use its reasonable best efforts to as promptly as practicable fulfill its pre-Closing obligations set forth in this ARTICLE 8 and Seller shall use its reasonable best efforts to provide all cooperation and information reasonably requested by Purchaser such that Purchaser may fulfill its pre-Employee Transition Date obligations set forth in this ARTICLE 8.

8.1.2.                                                                                   If the Closing occurs prior to the date that is 60 days after the Execution Date (such date, the “Employment Deadline”), (a) Purchaser and Seller shall negotiate in good faith an agreement to lease to Purchaser the services of the Schedule A Employees, Schedule B Employees and Japanese Employees for a period from the Closing Date until the Employment Deadline in a form agreeable to the Parties with customary provisions (the “Employee Lease Agreement”), and (b) Purchaser shall use its reasonable best efforts to as promptly as practicable fulfill any pre-Employee Transition Date obligations set forth in this ARTICLE 8 that Purchaser has not fulfilled prior to the Closing.  The later of the Closing Date or the Employment Deadline is referred to herein as the “Employee Transition Date.”

8.2.                              Employees of U.S. Business and Japan Business.

8.2.1.                     Not later than 30 days prior to the anticipated Closing Date, Seller will provide to Purchaser an updated Schedule 5.15.1 of Schedule A Employees, an updated Schedule 5.15.2 of Schedule B Employees and an updated Schedule 5.15.3 of Japanese Employees. Not later than October 31, 2010, Purchaser will provide to Seller a written list of the Schedule B Employees to whom it will provide an offer of employment, which employees may be selected in Purchaser’s sole discretion; provided that in determining whether to offer or not offer employment to any Schedule B Employee, Purchaser will comply with all applicable Legal Requirements, including without limitation those respecting nondiscrimination in employment. Except as set forth in Section 8.1.2 or the Employee Lease Agreement, not later than 20 days prior to the Employee Transition Date, Purchaser or its Affiliate (a) will make a written offer of employment  commencing on the effective date of hire as set forth in Section 8.2.3 to each Schedule A Employee and each Japanese Employee in a form reasonably satisfactory to Seller, and (b) will make a written offer of employment commencing on the effective date of hire as set forth in Section 8.2.3 to the Schedule B Employees identified on the list provided to Seller in accordance with the second sentence of this Section 8.2.1, in a form reasonably satisfactory to Seller, in each case, on the terms and conditions provided for in this Section 8.2. Except as set forth in Section 8.1.2 or the Employee Lease Agreement, Purchaser will provide Seller prompt notice of any such offers and acceptance or rejection of such offers, which shall in no event be provided later than 10 days prior to the Employee Transition Date. Any Schedule A Employee, Schedule B Employee or Japanese Employee who accepts such an offer of employment and commences employment with Purchaser will be referred to in this Agreement as a “Transferred Employee.”

8.2.2.                     Any existing Contracts of employment of any of the Transferred Employees with Seller or the Retained Subsidiaries will not be assumed by Purchaser as a result of the Transactions, including as described in Section 2.2.5, and any Liability with respect thereto to such Transferred Employees shall be retained by Seller or the Retained Subsidiaries.  Purchaser or its Affiliates will instead provide new offers of employment as set forth in Section 8.2.1 and this Section 8.2.2.  The offer of employment by Purchaser or its Affiliates pursuant to Section 8.2.1 will (a) be for a position with similar duties and responsibilities and for a similar total number of regular work hours as the position held by the Schedule A Employee, Schedule B Employee or Japanese Employee immediately prior to the Employee Transition Date, (b) include a base salary no less than the Schedule A Employee’s, Schedule B Employee’s or Japanese Employee’s base salary immediately prior to the Employee Transition Date, (c) include target incentive compensation at 100% performance equal to the Schedule A Employee’s, Schedule B Employee’s or Japanese Employee’s target incentive compensation at 100% performance immediately prior to the Employee Transition Date, (d) include (i) vacation and equity and equity-related benefits, that are, in the aggregate, no less favorable than those available similarly situated (including with respect to tenure) employees of Purchaser and (ii) other employee benefits, including severance benefits, no less favorable than those available to the relevant Schedule A Employee, Schedule B Employee or Japanese Employee immediately prior to the Employee Transition Date, (e) not require the Schedule A Employee or Schedule B Employee to relocate his or her primary work location by more than 35 miles or require the Japanese Employee to incur an average commute time that is greater than one hour longer than the employee’s average commute time immediately prior to the Closing Date (except in each instance with the written consent of the Schedule A Employee, Schedule B Employee or Japanese Employee) and (f) be made in accordance with all applicable Legal Requirements. During the twelve month period following the Employee Transition Date, to the extent that Purchaser or its Affiliate (as applicable) continues to employ any Transferred Employee, the terms and conditions of such Transferred Employee’s employment shall be consistent with the terms of such Transferred Employee’s offer of employment as described in the immediately preceding sentence.  Notwithstanding the foregoing, Purchaser will, and will cause its Affiliates to, in all events provide each Transferred Employee (and the relevant employment offers to the Schedule A Employees and Schedule B Employees will reflect) terms and conditions of employment including compensation and employee benefits, sufficient to avoid Seller incurring severance or other termination obligations or liability under the WARN Act at any time on or after the Employee Transition Date.

8.2.3.                     Except as set forth in Section 8.1.2 or the Employee Lease Agreement, the effective hire date of each Transferred Employee by the Purchaser will be: (a) the Employee Transition Date, unless subsection (b) below applies, or (b) the date such Transferred Employee returns to active employment, in the case of any Transferred Employee who, on the Employee

Transition Date, is absent from work due to short-term disability, long-term disability, circumstances covered by workers’ compensation, military leave, Family and Medical Leave Act leave or other authorized leave of absence and who returns to active employment within the time required under Seller’s applicable leave of absence policy, and within twelve months after the Employee Transition Date, subject to any applicable Legal Requirement. At its expense until the effective date of hire (except as otherwise provided in Section 8.3.2), Seller will continue to provide the applicable leave and related leave benefits to any Schedule A Employee, Schedule B Employee and Japanese Employee who has accepted Purchaser’s offer of employment and is on a type of leave described in the immediately preceding clause (b) in accordance with the original terms and conditions applicable to such leave and any applicable Legal Requirement.

8.2.4.                     Purchaser shall cooperate with Seller to facilitate a direct rollover as soon as practicable following the Employee Transition Date for each Transferred Employee who elects to transfer his or her account under Seller’s 401(k) plan to Purchaser’s 401(k) plan. Purchaser shall use commercially reasonable efforts to ensure that transferred account balances are allocated appropriately among investment alternatives available under Purchaser’s 401(k) plan, and shall use commercially reasonable efforts to facilitate the transfer of loans outstanding with respect to transferred accounts.

8.2.5.                     Except as set forth in Section 8.1.2 or the Employee Lease Agreement, at the Employee Transition Date, Seller will pay to each Transferred Employee (a) an amount equal to the value of any accrued but unused vacation and (b) if such Transferred Employee is employed in California, an amount equal to the value of any accrued but unused floating holiday time. Purchaser will permit Transferred Employees to use up to five days vacation or paid time off (as applicable) in advance of the time when it is accrued under Purchaser Employee Plans, until such time as they accrue (or would have accrued, if not used in advance) sufficient vacation or paid time off (as applicable) under the Purchaser’s Employee Plans, such that they are able to take at least five days of vacation or paid time off.

8.2.6.

(a)                                  For a period of 12 months following the Employee Transition Date, Purchaser or its Affiliates will provide each Transferred Employee with the benefits outlined in the Severance Plan.

(b)                                 For each Transferred Employee listed on Schedule 8.2.6 with whom the Seller has entered into an individual Contract providing severance benefits or change in control benefits to such Transferred Employee, Purchaser will, on the Employee Transition Date, if agreed to by such Transferred Employee, enter into a Contract with such Transferred Employee providing severance benefits or change in control benefits (as applicable) to such Transferred Employee that are substantially similar to those provided under the agreement set forth on Schedule 8.2.6, provided, however, that with respect to the severance benefits provided in the Severance Memorandum identified on Schedule 8.2.6 , Purchaser shall provide such severance benefits for a period of 12 months following the Employee Transition Date.

8.3.                              Provisions for Transferred Employees.

8.3.1.                     Seller will cause each Schedule A Employee and Schedule B Employee who becomes a Transferred Employee to cease active participation under all Seller Plans as of the effective hire date of each Transferred Employee pursuant to Section 8.2.3, or such other date as is required pursuant to the relevant Seller Plan, except as required by applicable Legal Requirements. Seller will be solely responsible for all obligations and liabilities for severance or termination pay or benefits under any plan, program, policy or applicable Legal Requirements with respect to (a) any Schedule A Employee, Schedule B Employee or Japanese Employee who is offered employment by Purchaser in accordance with this ARTICLE 8 and does not become a Transferred Employee and (b) any Schedule B Employee who is not offered employment by Purchaser in accordance with this ARTICLE 8, in each case, which accrue on or after the Employee Transition Date. Purchaser will be solely responsible for (y) all obligations and liabilities with respect to or related to the Transferred Employees, and for (z) all severance liabilities and termination pay or termination benefits for any Schedule A Employee or Japanese Employee to whom Purchaser does not offer employment in accordance with this ARTICLE 8.

8.3.2.                     Seller will retain responsibility for and continue to pay all medical, dental, health, hospital, life insurance, workers’ compensation and disability expenses and benefits with respect to claims incurred (whether or not reported) under Seller Plans by eligible Business Employees and their spouses and eligible dependents who are not Transferred Employees. Notwithstanding the foregoing, Purchaser shall be liable for any expenses incurred by Seller or its Affiliates for short-term disability benefits provided on and after the Closing Date to any Schedule A Employee, Schedule B Employee, or Japanese Employee who has accepted an offer of employment with Purchaser pursuant to Section 8.2.1 and is on a leave of absence pursuant to Section 8.2.3(b). Seller shall notify Purchaser in writing of the amount of any such expense as and when incurred and, within ten days following such notification, Purchaser shall reimburse Seller for 100% of such expense.

8.3.3.                     Following the Employee Transition Date, each Employee Plan sponsored by Purchaser or any Affiliate of Purchaser in which Transferred Employees are eligible to participate will credit each such Employee with their service with Seller or any Affiliate of Seller (or any predecessor company in circumstances where the Transferred Employee joined Seller or an Affiliate of Seller in connection with the acquisition by Seller or an Affiliate of Seller of another business) for all purposes (other than benefit accrual under any defined benefit pension plan) to the extent such service was credited for similar purposes under similar plans sponsored by Seller or any Affiliate of Seller that were available to such Transferred Employees prior to the Closing Date; provided that such recognition of service will not operate to duplicate any benefits with respect to any Transferred Employee, including with respect to accrued retirement benefits to be paid to Japanese Employees who are Transferred Employees upon their termination of employment with Genzyme Japan. From and after the Employee Transition Date, with respect to any group health plans under which Transferred Employees are eligible to receive benefits from Purchaser, Purchaser will cause the applicable insurer to waive (a) any pre-existing conditions or limitations and eligibility waiting periods with respect to a Transferred Employee and his or her eligible dependents (to the extent such limitations or waiting periods did not apply to a

Transferred Employee and his or her eligible dependents under the comparable plans of Seller or any Affiliate of Seller in which such Transferred Employee participated prior to the Closing Date) and (b) give each Transferred Employee credit for the plan year in which the Transferred Employee becomes eligible to receive benefits under such plans, towards applicable deductibles and annual out-of-pocket limits for expenses actually incurred with respect to equivalent benefits during the plan year in which the Employee Transition Date occurs.

8.3.4.                     Except as set forth in Section 8.1.2 or the Employee Lease Agreement, as of the Employee Transition Date, Purchaser shall cause each Transferred Employee to be credited under Purchaser’s health care flexible spending account plan and dependent care spending account plan (each, a “Purchaser Spending Account”) with an amount available for reimbursement between the Closing Date and the end of the calendar year in which the Closing Date occurs equal to the amounts available for reimbursement for such period under Seller’s spending account plans of corresponding type (each, a “Seller Spending Account”) with respect to such Transferred Employee immediately prior to the Employee Transition Date; provided that, to the extent permitted by the applicable Seller employee benefit plan and applicable law, any amount that would exceed the dollar limitations for the year applicable to Purchaser Spending Accounts shall not be so credited but shall remain in the applicable Seller Spending Account. Purchaser shall give effect under the Purchaser Spending Accounts to elections made by the Transferred Employees with respect to the corresponding Seller Spending Accounts in respect of the calendar year in which the Employee Transition Date occurs, subject to the terms and conditions then applicable to the Purchaser Spending Accounts (including dollar limitations in effect for the year). If the amounts contributed (by salary reduction or otherwise) by a Transferred Employee under a Seller Spending Account arrangement for the portion of the calendar year ending on the Employee Transition Date exceeds the sum of the claims under such Seller Spending Account already reimbursed to the Transferred Employee or claimed for reimbursement by the Transferred Employee in respect of the calendar year in which the Employee Transition Date occurs, Seller shall transfer to Purchaser on the Employee Transition Date an amount equal to the lesser of (i) such excess or (ii) the excess of the dollar limitation for the year applicable to the corresponding Purchaser Spending Account over the sum of the claims reimbursed to or claimed for reimbursement by the Transferred Employee. If the sum of the claims reimbursed to or claimed for reimbursement by the Transferred Employee in respect of the calendar year in which the Employee Transition Date occurs exceeds the amount of the Seller Spending Account balance for a Transferred Employee as of the Employee Transition Date, Purchaser shall transfer to Seller on the Employee Transition Date an amount equal to the lesser of (i) such excess or (ii) the excess of the dollar limitation for the year applicable to the corresponding Purchaser Spending Account over the amount of the Seller Spending Account balance credited to the Purchaser Spending Account.

8.3.5.                     The Parties will cooperate with each other to give effect to the provisions set forth in this ARTICLE 8. Without limiting the foregoing, in order to secure an orderly and effective transition of the employee benefit arrangements for Transferred Employees and their respective beneficiaries and dependents, the Parties will cooperate, both before and after the Employee Transition Date, and subject to applicable Legal Requirements, regarding the exchange of information related to the Transferred Employees, including employment records and benefits information.

8.3.6.                     Purchaser will, with respect to each Transferred Employee, comply in all respects with any Legal Requirement requiring prior notice by Purchaser to any Transferred Employee in connection with any aspect of the Transactions (and provide to the Selling Persons such information as any Selling Person may reasonably request in order to verify such compliance).

8.4.                              Provisions for G-Path Employees.

8.4.1.                     For a period of not less than 12 months following the Closing Date, Purchaser shall cause, and take any and all action necessary to permit, G-Path to provide G-Path Employees who remain employed by Purchaser or its Affiliates (including G-Path) with the same terms and conditions of employment that would apply if such G-Path Employees were Transferred Employees other than Japanese Employees (including, without limitation, by permitting G-Path employees to participate in its Employee Plans); provided that, for the avoidance of doubt, neither Purchaser nor G-Path will be required to make offers of employment to such G-Path Employees, and the G-Path Employees will instead remain employees of G-Path pursuant to the terms of Section 8.2.2.

8.4.2.                     Seller will cause each G-Path Employee to cease active participation under all Seller Plans as of the Closing Date, or such other date as is required pursuant to the relevant Seller Plan, except as required by applicable Legal Requirements.

8.4.3.                     G-Path Employees will be considered Transferred Employees for purposes of Section 2.3.5, 8.2.4, 8.3.3, 8.3.4 and 8.3.5.

8.5.                              No Benefit to Employees Intended. Nothing contained in this ARTICLE 8, express or implied, is intended to confer upon any Person not a Party any right, benefit or remedy of any nature whatsoever, including any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment. Notwithstanding anything to the contrary contained in this Agreement, no provision of this Agreement is intended to, or does, (i) constitute the establishment of, or an amendment to, any Employee Plan, or (ii) require Purchaser to employ any Transferred Employee (or cause or permit G-Path to employ any G-Path Employee) for any specified length of time following the Closing.

ARTICLE 9
REAL PROPERTY

9.1.                              Provisions for Assigned Real Estate. The Assigned Real Property Leases shall be assigned by Seller or the other Selling Persons to Purchaser and Purchaser shall assume, and shall satisfy and discharge when due, all Liabilities of Seller or the other Selling Persons and shall undertake and perform all obligations of Seller or the other Selling Persons under each

Assigned Real Property Lease. The following terms and provisions shall apply to and shall be incorporated into the Assignment of Lease for each Assigned Real Property Lease:

9.1.1.                     If Seller or the other Selling Persons have not already done so prior to Closing, Purchaser shall irrevocably exercise the earliest available early termination right or other similar right to terminate each Assigned Real Property Lease in accordance with the terms and provisions of the applicable Assigned Real Property Lease (in each case, to the extent such termination right is contained in or is otherwise available to Purchaser pursuant to the terms of the applicable Assigned Real Property Lease). Purchaser agrees that it will not modify, amend, waive or fail to exercise any such termination right. Purchaser shall be liable for and shall pay to the lessor under the applicable Assigned Real Property Lease all fees, costs, penalties and expenses associated with any such termination, including for any exercise of termination rights undertaken by Seller or the other Selling Persons after the Effective Date which results in a termination of an Assigned Real Property Lease after the Closing Date, and Purchaser shall reimburse Seller for any such costs, and Purchaser shall reimburse Seller for any such costs or expenses paid by Seller or any Selling Person.

9.1.2.                     Purchaser unconditionally and irrevocably waives, and agrees not to exercise (whether pursuant to an express term or provision contained in any Assigned Real Property Lease or otherwise), any and all rights or options to extend or renew the term of any Assigned Real Property Lease beyond the scheduled expiration date of such Assigned Real Property Lease existing as of the Closing Date (taking into account Purchaser’s obligation to exercise any early termination rights described in Section 9.1.1 above).

9.1.3.                     Purchaser unconditionally and irrevocably waives, and agrees not to exercise (whether pursuant to an express term or provision contained in any Assigned Real Property Lease or otherwise), any and all rights or options to expand, enlarge or otherwise increase the size of the premises under any Assigned Real Property Lease.

9.1.4.                     Purchaser shall be liable for all restoration costs and shall pay to the relevant lessor all restoration costs under any Assigned Real Property Lease. Purchaser also shall be liable for and shall pay all administrative and similar costs, expenses and other fees due to the lessor under each Assigned Real Property Lease as a result of or relating to such assignment.

9.1.5.                     The assignment of each Assigned Real Property Lease shall be subject to any recapture or other termination rights available to the lessor under each Assigned Real Property Lease.

9.2.                              Conduct of Business. Notwithstanding anything to the contrary in this Agreement, at any time prior to, at or after the Closing, Seller and the other Selling Persons shall have the right to (i) exercise any early termination right or other termination rights under any Real Property Lease, (ii) allow for the expiration or termination of any Real Property Lease by its terms, (iii) extend or renew, or not extend or renew, the term of any Real Property Lease, or (iv) exercise any rights, or choose not to exercise any rights, of first offer, first refusal or rights to expand any premises under any Real Property Lease and any such actions (or Seller or the other

Selling Person’s failure to take any such actions) shall, in each case, be deemed to be in the Ordinary Course of Business.

9.3.                              Security Deposits. Purchaser shall procure the return and/or release by the applicable counterparty, as soon as reasonably practicable but in no event later than 30 days after the Closing Date, of any security deposit (whether cash, letter of credit or other non-cash form of security deposit) given by Seller or the another Selling Person under any Assigned Real Property Leases that have not been set off or otherwise applied by the holders thereof. If any cash security deposits are not released or returned to the relevant Seller within 30 days from the Closing Date, Purchaser shall pay to Seller an amount equal to such outstanding cash security deposits as of immediately prior to the Closing (in which case, effective upon such payment, the relevant Seller hereby assigns to Purchaser any right or credit against the relevant lessor relating to such security deposit). If Purchaser has not procured the cancellation or release of all letter of credit or other non-cash security deposits within 30 days after the Closing Date, Seller shall have the right to take such actions as Seller deems necessary or appropriate to procure the release and/or cancellation of any such security deposits, including the right to negotiate with the relevant lessors under the Assigned Real Property Leases the terms of a replacement or substitute security deposit or other credit enhancement acceptable to such lessors.

ARTICLE 10
CONDITIONS TO CLOSING

10.1.                        Conditions to Purchaser’s Obligation to Close. The obligations of Purchaser to consummate the Transactions will be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Purchaser in writing:

10.1.1.               Representations, Warranties and Covenants. (a) The representations and warranties of Seller in this Agreement will be true and correct in all respects as of the Closing Date (or, to the extent such representations and warranties speak as of a specific date or time, they will be true in all respects as of such date or time), except for such inaccuracies which would not, individually or in the aggregate, constitute a Material Adverse Effect; provided, however, that the representations and warranties of Seller in Section 5.2 shall be true and correct in all material respects as of the Closing Date; and (b) as of the Closing, Seller will have performed, in all material respects, all covenants and obligations in this Agreement required to be performed by Seller on or prior to the Closing;

10.1.2.               Compliance Certificate. Seller will have delivered to Purchaser a certificate as to the matters set forth in Section 10.1.1 having been satisfied;

10.1.3.               Material Adverse Effect.  Since December 31, 2009 there shall not have occurred and be continuing a Material Adverse Effect; and

10.1.4.               Deliveries. Seller will have delivered to Purchaser all of the documents and agreements set forth in Section 4.2.

10.2.                        Conditions to Seller’s Obligation to Close. The obligations of Seller to consummate the Transactions will be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Seller in writing:

10.2.1.               Representations, Warranties and Covenants. (a) The representations and warranties of Purchaser in this Agreement will be true and correct in all respects as of the Closing Date (or, to the extent such representations and warranties speak as of a specific date or time, they will be true in all respects as of such date or time), except for such inaccuracies which would not, individually or in the aggregate, have a material adverse effect on the ability of Purchaser to consummate the Transactions and (b) Purchaser will have performed, in all material respects, all covenants and obligations in this Agreement required to be performed by Purchaser as of the Closing Date;

10.2.2.               Compliance Certificate. Purchaser will have delivered to Seller a certificate as to the matters set forth in Section 10.2.1 having been satisfied; and

10.2.3.               Deliveries. Purchaser will have delivered to Seller all of the documents and agreements set forth in Section 4.3.

10.3.                        Conditions to Obligations of Each Party to Close. The respective obligations of each Party to consummate the Transactions will be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, which may be waived by mutual consent of Seller and Purchaser, in writing:

10.3.1.               No Legal Impediments to Closing. There will not be in effect any Order preventing the consummation of the Transactions or any Action pending brought by a Governmental Authority seeking to prevent or enjoin the consummation of the Transactions. There will not be any Legal Requirement prohibiting Seller from selling or Purchaser from owning, operating or controlling the Business or that makes this Agreement or the consummation of the Transactions illegal; and

10.3.2.               Antitrust Waiting Period. Any applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or been terminated.

ARTICLE 11
TAX MATTERS

11.1.                        Purchase Price Allocation. Purchaser and the Selling Persons will allocate the Purchase Price and Assumed Liabilities among the Transferred Assets for Tax purposes as specified on Schedule 11.1. The Parties covenant and agree that (a) the Parties will cooperate with each other in connection with the preparation, execution and filing of all Tax Returns related to such allocation and (b) the Parties will promptly advise each other regarding the existence of any tax audit, controversy or litigation related to such allocation.

11.2.                        Cooperation; Allocation of Taxes.

11.2.1.               Cooperation. Purchaser and Selling Persons agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business, Transferred Assets, Genzyme Genetic Counseling, G-Path and the Assumed Liabilities (including reasonable access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any refund, claim, suit or proceeding relating to any Tax. The Parties agree to cooperate with each other in the conduct of any refund, audit or other proceeding relating to Taxes involving the Business, the Transferred Assets, Genzyme Genetic Counseling, G-Path or the Assumed Liabilities.

11.2.2.               Allocation of Taxes.

(a)                                  Other than with respect to Genzyme Genetic Counseling and G-Path, the Seller shall be responsible for and shall pay any Taxes (other than as set forth in Sections 11.2.2(b) or 11.9) arising or resulting from or in connection with the conduct of the Business or the ownership of any of the Transferred Assets, in each case attributable to any Pre-Closing Tax Period. Other than with respect to Genzyme Genetic Counseling and G-Path, the Purchaser shall be responsible for and shall pay any Taxes arising or resulting from or in connection with the conduct of the Business or the ownership of any of the Transferred Assets, in each case attributable to any Post-Closing Tax Period. Taxes described in the first two sentences of this Section 11.2.2(a) and Transfer Taxes shall be timely paid, and all applicable filings, reports and returns shall be filed, as provided by applicable Legal Requirements. The paying Party shall be entitled to reimbursement from the non-paying Party in accordance with Section 11.2.2(b) or 11.2.2(c) (or Section 11.9), as applicable. Upon payment of any such Tax, the paying Party shall present a statement to the non-paying Party setting forth the amount of reimbursement to which the paying Party is entitled under Section 11.2.2(b) or 11.2.2(c) (or Section 11.9), as applicable, together with supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. If within ten calendar days after receipt of such a statement, the non-paying Party notifies the paying Party in writing that such amount is not reasonable, the Parties will negotiate in good faith to resolve such dispute. If the Parties fail to resolve such dispute within 30 calendar days, then within five days after the end of such 30 day period they shall choose a nationally recognized accounting or valuation firm that is mutually acceptable to both of the Parties (the “Tax Referee”), and the Tax Referee shall as promptly as practicable determine whether the amount of reimbursement was reasonable and, if not reasonable, shall appropriately revise it. The costs, fees and expenses of the Tax Referee shall be borne equally by the paying and non-paying Parties. If the non-paying Party does not respond to the statement within ten calendar days, or upon resolution of the disputed items, the amount of reimbursement (as such may have been adjusted) shall be binding on the paying and non-paying Parties. The non-paying Party shall make the reimbursement promptly but in no event later than ten calendar days after the presentation of such statement if undisputed, or if disputed, after final determination by the Tax Referee. Any payment not made within such time shall bear interest from the due date for such payment until, but excluding, the date of payment at a rate per annum equal to the prime rate as published in the Wall Street Journal, Eastern Edition in effect from time to time during the period from the due date for such payment to the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding.

(b)                                 All Transfer Taxes incurred in connection with the transactions contemplated by this Agreement will be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller.  Purchaser shall prepare and timely file all Tax Returns and forms required to be filed in respect of Transfer Taxes.  The preparation of any such Tax Returns shall be subject to Seller’s approval, which approval shall not be unreasonably withheld.  Purchaser shall file all required sales tax notifications as promptly as practicable following the date hereof and shall provide to Seller copies of any such filings.  Each Party shall sign and deliver such certificates and forms as may be necessary to establish an exemption from, or otherwise reduce, Transfer Taxes.

(c)                                  With respect to Genzyme Genetic Counseling and G-Path, Seller shall be responsible for all Taxes with respect to a Pre-Closing Tax Period and Purchaser shall be responsible for all Taxes with respect to a Post-Closing Tax Period.  In the case of any Tax period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes of Genzyme Genetic Counseling or G-Path based upon or measured by net income or gain, activities, events or level of any item (“Business Taxes”) for the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Taxable period of any partnership or other pass-through entity in which Genzyme Genetic Counseling or G-Path holds a beneficial interest will be deemed to terminate at such time); provided, however that exemptions, allowances or deductions that are calculated on an annual basis (such as deductions for depreciation and real estate taxes) will be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period on a daily basis. The amount of Taxes of Genzyme Genetic Counseling or G-Path or with respect to the Transferred Assets for a Straddle Period (other than, in each case, Business Taxes, VAT and Transfer Taxes) that relate to a Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. Notwithstanding the forgoing, items attributable to any action taken by Purchaser, Genzyme Genetic Counseling or G-Path after the Closing that is not in the Ordinary Course of Business will not be attributable to a Pre-Closing Tax Period.

11.3.                        Preparation and Filing of Tax Returns.

11.3.1.               Other than with respect to Genzyme Genetic Counseling and G-Path, the Seller shall prepare and timely file all Tax Returns in respect of the Transferred Assets and the Business for all Tax periods ending on or prior to the Closing Date.  Purchaser will prepare and timely file all other Tax Returns, other than with respect to Genzyme Genetic Counseling and G-Path, that are required to be filed in respect of the Transferred Assets and the Business (other than a Selling Person’s Consolidated Return).

11.3.2.               The Seller shall timely prepare and file, or cause to be filed, all separate Tax Returns that are required to be filed on or before the Closing Date by or with respect to

Genzyme Genetic Counseling and G-Path. The Seller shall timely prepare all separate Tax Returns that are required to be filed on or after the Closing Date by or with respect to Genzyme Genetic Counseling and G-Path for any taxable period ending on or before the Closing Date. The Seller shall pay, or cause to be paid, all Taxes shown to be due on such Tax Returns (other than Tax Returns relating to VAT or Transfer Taxes).

11.3.3.               The Seller shall timely prepare and file, or cause to be filed, all separate Tax Returns that are required to be filed on or before the Closing Date by or with respect to Genzyme Genetic Counseling and G-Path. The Seller shall timely prepare all separate Tax Returns that are required to be filed on or after the Closing Date by or with respect to Genzyme Genetic Counseling and G-Path for any taxable period ending on or before the Closing Date. The Seller shall pay, or cause to be paid, all Taxes shown to be due on such Tax Returns (other than Tax Returns relating to VAT or Transfer Taxes).

11.3.4.               Purchaser, Genzyme Genetic Counseling and G-Path shall prepare, or cause to be prepared, all other separate company Straddle Period Tax Returns that are required to be filed by or with respect to, as applicable, Genzyme Genetic Counseling or G-Path. Any such Tax Returns that are Straddle Period Tax Returns shall be prepared in a manner consistent with the past practice of, as applicable, Genzyme Genetic Counseling or G-Path and shall be submitted by Purchaser and, as applicable, Genzyme Genetic Counseling or G-Path, to the Seller for the Seller’s review and comments (together with schedules, statements and, to the extent requested by the Seller, supporting documentation) at least 30 Business Days before the due date (including extensions) of such Tax Returns. Purchaser, Genzyme Genetic Counseling and G-Path agree to make such changes in such Tax Returns as the Seller reasonably requests. To the extent any Selling Person is responsible for Tax reflected on a Straddle Period Tax Return (determined in accordance with Section 11.2.2(c), Purchaser shall present a statement to the Seller setting forth the amount of reimbursement to which Purchaser is entitled. If within 30 calendar days after receipt of the statement, the Seller notifies Purchaser in writing that the amounts shown on the statement are not reasonable, they will negotiate in good faith to resolve such dispute. If the Seller and Purchaser fail to resolve such dispute within 30 calendar days, then within five days after the end of such 30 day period, the Seller and Purchaser shall choose a Tax Referee, and the Tax Referee shall as promptly as practicable determine whether the amount was reasonable and, if not reasonable, shall appropriately revise the amount. The costs, fees and expenses of the Tax Referee shall be borne equally by the Seller and Purchaser. If the Seller does not respond within 30 calendar days, or upon resolution of the disputed items, the amount reflected on the statement (as such may have been adjusted) shall be binding on the Seller and Purchaser and subject to interest in accordance with Section 11.2.2(a).

11.4.                        Certification of Certain Matters. At Seller’s request, Purchaser will disclose to Seller the names of Transferred Employees that Purchaser or its Affiliates continues to employ in Massachusetts, U.S.A. at the end of each calendar year through and including 2014. Within 20 calendar days of Seller’s request, Purchaser will (1) disclose to Seller in writing the average compensation of these employees as reported (or expected to be reported) on the corresponding IRS Forms W-2 or (2) confirm to the Seller in writing that this average compensation exceeds $98,000 per year.

11.5.                        Tax Refunds. Any refunds or credits of Taxes (including any interest paid or credited with respect thereto) of, or with respect to, Genzyme Genetic Counseling or G-Path for any Tax period (or portion thereof) of Genzyme Genetic Counseling or G-Path, respectively, ending on or before the Closing Date will be for the account of the Seller. Purchaser, Genzyme Genetic Counseling and G-Path shall promptly inform the Seller of any refunds or credits, of which Purchaser and, as the case may be, Genzyme Genetic Counseling or G-Path have knowledge, to which the Seller may be entitled hereunder and, if the Seller so requests and at the Seller’s expense, cause Genzyme Genetic Counseling or G-Path to file for and obtain any such refunds or credits, including through the prosecution of any proceeding which the Seller chooses to direct Genzyme Genetic Counseling or G-Path to pursue. Purchaser and, as the case may be, Genzyme Genetic Counseling or G-Path shall permit the Seller to control (at the Seller’s expense and sole discretion) the prosecution and content of any such refund or credit claim (including, but not limited to, any position to be taken on such claim), provided that Purchaser may participate in any refund or credit claim if it involves a Straddle Period. Purchaser, Genzyme Genetic Counseling and G-Path shall pay over any such refunds or credits to Seller within 10 calendar days of receipt.

11.6.                        No Amendments. Except as required by applicable law, Purchaser, Genzyme Genetic Counseling and G-Path shall not, and shall not cause or permit their Affiliates to, without prior written consent of the Seller, refile, amend or otherwise modify any Tax Return (including through the grant of any extension of the applicable statute of limitations) with respect to any Pre-Closing Tax Period or Straddle Period filed by or with respect to, as applicable,  Genzyme Genetic Counseling or G-Path.

11.7.                        Tax Contests. Purchaser and the Seller agree to cooperate and to cause their Subsidiaries to cooperate with each other to the extent reasonably required after the Closing Date in connection with any Actions conducted by a Tax Authority relating to any Taxes with respect to or in relation to Genzyme Genetic Counseling, G-Path or any other Transferred Asset for a Pre-Closing Tax Period (each a “Tax Contest”). Promptly (but no more than 20 days) after Purchaser or any of its Affiliates receives notice of any Tax Contest, Purchaser shall notify the Seller in writing (which notice shall include copies of any notices, correspondence and any other documents received by the Purchaser or its Affiliates with respect to such Tax Contest) of the Tax Contest. If the Seller’s Tax liability or rights to the refunds (or the liability or rights of the Selling Persons) could be affected by the Tax Contest or if the Seller could have an indemnification obligation under this Agreement, the Seller shall have the sole right to conduct, control, defend, settle or compromise the defense of the Tax Contest at its own expense, whether the Tax Contest began before or after the Closing, and Purchaser shall provide the Seller with all necessary powers of attorney and other necessary documents and assistance to allow the Seller to effectively conduct and control such defense. Notwithstanding anything to the contrary in this Agreement, the Seller shall have the exclusive right to control all matters relating to a Selling Person’s Consolidated Return. The Seller shall not be responsible for any Taxes to the extent attributable to any action taken by Purchaser or its Affiliates with respect to any Tax Contest without the Seller’s written consent. This Section 11.7 shall govern the control of Tax Contests, rather than Section 13.5.

11.8.                        Section 338 Elections. Purchaser agrees that no election pursuant to Section 338 of the Code shall be made with respect to any transaction contemplated by this Agreement without the written consent of the Seller, including, without limitation, its acquisition of rights relating to G-Path and its purchase of Equity Interests (or other interests) in Genzyme Genetic Counseling.

11.9.                        VAT. All payments to be made pursuant to this Agreement shall be taken to be exclusive of VAT (if applicable) and any VAT chargeable in respect of the matters giving rise to such payments shall be added to the amount and paid by Purchaser to Seller in addition to the amount.

ARTICLE 12
TERMINATION

12.1.                        Circumstances for Termination. At any time prior to the Closing, this Agreement may be terminated by written notice explaining the reason for such termination:

12.1.1.               by the mutual written consent of Purchaser and Seller;

12.1.2.               by either Purchaser or Seller, if the non-terminating Party is in breach of its obligation to consummate the Transactions and such breach has not been cured within three Business Days of receipt by such Party of written notice from the terminating Party of such breach;

12.1.3.               by either Purchaser or Seller, if any of the representations and warranties of the other Party contained in this Agreement fail to be true and correct, or if the other Party has breached a covenant, obligation or agreement set forth in this Agreement, in each case, such that the condition set forth in Section 10.1.1 or 10.2.1, respectively, would not be satisfied and such failure or breach with respect to any such representation, warranty or obligation cannot be cured or, if curable, shall continue uncured for a period of 60 days after the non-terminating Party has received written notice from the terminating party of the occurrence of such failure or breach (provided that in no event shall such 60 day period extend beyond the Drop Dead Date); or

12.1.4.               by either Seller or Purchaser, if (a) the Closing has not occurred on or prior to June 13, 2011 (the “Drop Dead Date”) for any reason and (b) a breach of this Agreement by the Party seeking to terminate this Agreement hereunder has not primarily caused such failure to close; provided, however, that if on the Drop Dead Date the condition set forth in Section 10.3.2 shall not have been satisfied but all other conditions to the Closing shall be satisfied or shall be capable of being satisfied upon satisfaction of the condition set forth in Section 10.3.2, then Purchaser and Seller may mutually agree to extend the Drop Dead Date an additional 90 days (such extension, the “Drop Dead Date Extension”).

12.2.                        Effect of Termination. If this Agreement is terminated in accordance with Section 12.1, all obligations of the Parties hereunder will terminate, and this Agreement will become null and void, ab initio, except for the obligations set forth in ARTICLE 1 (Definitions), Section 7.13

(Confidentiality), Section 12.2 (Effect of Termination), Section 12.3 (Parent Termination Fee), ARTICLE 13 (Indemnification), and ARTICLE 14 (Miscellaneous); provided, however, that nothing in this Agreement will relieve any Party from liability for any deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, and where the act or failure to act was taken with knowledge that it was in breach of this Agreement.

12.3.                        Purchaser Termination Fee.

12.3.1.               In the event that (a) this Agreement is validly terminated by either Seller or Purchaser pursuant to Section 12.1.4, (b) the condition set forth in Section 10.3.2 shall not have been satisfied but all other conditions to the Closing shall be satisfied or shall be capable of being satisfied upon satisfaction of the condition set forth in Section 10.3.2, (c) Seller has not breached any of its obligations under Section 7.7, and (d) if (i) Purchaser requested in writing from Seller at least ten Business Days prior to the initial Drop Dead Date that Seller agree to the Drop Dead Date Extension under the circumstances permitted for a Drop Dead Date Extension described in Section 12.1.4, and Seller so agreed to the Drop Dead Date Extension or (ii)  Seller has not agreed to the Drop Dead Date Extension following Purchaser’s failure, within five Business Days after Seller’s request, to confirm in writing to Seller that either (1) the financing commitment contained in the Financing Letter has been extended through the period of the Drop Dead Extension, or (2) Purchaser has sufficient funds on hand or otherwise has available Financing to consummate the Transactions, then Purchaser shall pay or cause to be paid the Purchaser Termination Fee to Seller promptly, and in any event within two Business Days following such termination, by wire transfer of same day funds to one or more accounts designated by the Seller.

12.3.2.               The Parties hereto acknowledge and hereby agree that in no event shall Purchaser be required to pay, or to cause to be paid, the Purchaser Termination Fee on more than one occasion, whether or not Purchaser Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.  Further, in a circumstance where Seller has received the Purchaser Termination Fee and later is awarded damages in respect of a breach of this Agreement by Purchaser, such damages shall be reduced (but not below zero) by the amount of the Purchaser Termination Fee.

12.3.3.               The Parties acknowledge that the agreements contained in this Section 12.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if Purchaser fails to promptly pay the amount due pursuant to Section 12.3.1, and, in order to obtain such payment, the Seller commences a suit that results in a judgment against Purchaser for the amount set forth in Section 12.3.1 or any portion thereof, Purchaser shall pay to the Seller, (a) Seller’s costs and expenses (including attorneys’ fees) in connection with such suit and (b) interest on the amount payable pursuant to such judgment at the prime rate of Citibank N.A. in effect on the date of payment, with such interest being payable in respect of the period from the date that payment was originally required to be made pursuant to Section 12.3.1 through the date of payment.

ARTICLE 13
INDEMNIFICATION

13.1.        Indemnification by Seller. From and after the Closing, Seller shall indemnify and hold harmless Purchaser and its Affiliates (the “Purchaser Indemnitees”) from and against any and all Damages which any Purchaser Indemnitee may incur or suffer to the extent proximately caused by (a) the breach of, or inaccuracy in, any representation or warranty made by Seller in this Agreement, (b) the breach of any covenant or obligation of Seller contained in this Agreement, (c) the failure of Seller or any Retained Subsidiary to discharge any Excluded Liability, (d) Taxes of the Selling Persons, Genzyme Genetic Counseling, and G-Path for all Pre-Closing Tax Periods or (e) any Taxes of an affiliated, combined, consolidated or unitary group of which Genzyme Genetic Counseling or G-Path is or was a member on or before the Closing Date or imposed on Genzyme Genetic Counseling or G-Path as a transferee or successor with respect to, in each instance, a Pre-Closing Tax Period, subject, in each case of (a) through (e) above, Sections 11.2.2(b) and 11.9. Purchaser will take, and will cause the other Purchaser Indemnitees to take, all commercially reasonable steps to mitigate any Damages upon becoming aware of any event that would reasonably be expected to, or does, give rise to an Indemnification Claim hereunder.

13.2.        Indemnification by Purchaser. From and after the Closing, Purchaser shall indemnify and hold harmless the Seller and its Retained Subsidiaries (the “Seller Indemnitees”) from and against any and all Damages which any Seller Indemnitee may incur or suffer to the extent proximately caused by (a) the breach of, or inaccuracy in, any representation or warranty made by Purchaser in this Agreement, (b) the breach of any covenant or obligation of Purchaser contained in this Agreement, (c) the failure of Purchaser or any Affiliate of Purchaser to discharge any of the Assumed Liabilities, (d) any Liability for Taxes resulting from actions taken by Purchaser or any of its Affiliates (including, following the Closing, Genzyme Genetic Counseling and G-Path) or (e) any Taxes resulting from, or in connection with, the conduct of the Business and any Taxes of Genzyme Genetic Counseling and G-Path for the Post-Closing Tax Period, in each case with respect to this clause (e), for the Post-Closing Tax Period. Seller will take, and will cause the other Seller Indemnitees to take, all commercially reasonable steps to mitigate any Damages upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto. Notwithstanding the foregoing, Purchaser shall have no obligation to indemnify, or any Liability to, any Seller Indemnitee under clause (c) of the first sentence of this Section 13.2 for any Damages arising with respect to any Assumed Liability to the extent any Purchaser Indemnitee is or would be entitled to indemnification from Seller under Section 13.1 (for example, as a result of a breach of a representation or warranty of Seller contained in this Agreement).

13.3.        Scope of Seller’s Liability. Indemnification will be available to Purchaser Indemnitees under Section 13.1(a) only to the extent the aggregate amount of Damages otherwise due to Purchaser Indemnitees for all claims for such indemnification exceeds $9,250,000, and then indemnification will be available to Purchaser Indemnitees for the amount of all payments due to Purchaser Indemnitees under 13.1(a) in excess of such amount, but only to the extent such Damages (including the initial $9,250,000) do not exceed $46,250,000. Seller will not have any liability under Section 13.1(a) (and such Damages will be disregarded for determining whether the deductible referenced above has been exceeded) for any individual item (or series of related items) where the Damages relating thereto are less than $250,000.  The limitations on liability set forth above in this Section 13.3 will not apply to (i) Damages proximately caused by a breach of, or inaccuracy in, any of the representations and warranties set forth in Section 5.2, Section 5.8.1, Section 5.10.1(a), Section 5.22, Section 5.23.2 and Section 5.24.3 (collectively, the “Fundamental Representations and Warranties”) and (ii) all Damages relating to Taxes; provided, however, that indemnification will be available to Purchaser Indemnities for Damages relating to Taxes and for breach of, or inaccuracy in, any Fundamental Representations and Warranties only to the extent Damages with respect thereto do not exceed $370,000,000.

13.4.        Claims. Any Purchaser Indemnitee or Seller Indemnitee claiming it may be entitled to indemnification under this Section 13.4 (the “Indemnified Party”) must, as a condition to being entitled to indemnification hereunder, give prompt written notice to the other Party (the “Indemnifying Party”) of each matter, Action, cause of action, claim, demand, fact or other circumstances upon which a claim for indemnification (an “Indemnification Claim”) hereunder may be based. Such notice must contain, with respect to each Indemnification Claim, such facts and information with respect to such Indemnification Claim as are then reasonably available, the estimated amount of Damages with respect thereto and the specific basis for indemnification hereunder. Failure to give prompt notice of an Indemnification Claim hereunder will not affect the Indemnifying Party’s obligations hereunder, except to the extent the Indemnifying Party is prejudiced by such failure.

13.5.        Defense of Actions. The Indemnified Party will permit the Indemnifying Party, at the Indemnifying Party’s option and expense, to assume the complete defense of any Indemnification Claim based on any Action, suit, proceeding, claim, demand or assessment by any Third Party with full authority to conduct such defense and to settle or otherwise dispose of the same, and the Indemnified Party will fully cooperate in such defense; provided the Indemnifying Party will not, in defense of any such action, suit, proceeding, claim, demand or assessment, except with the consent of the Indemnified Party (which consent will not be unreasonably withheld), consent to the entry of any judgment or enter into any settlement (a) which provides for any relief other than the payment of monetary damages and (b) which does not include as an unconditional term thereof the giving by the Third Party claimant to the Indemnified Party of a release from all liability in respect thereof. After notice to the Indemnified Party of the Indemnifying Party’s election to assume the defense of such action, suit, proceeding, claim, demand or assessment, the Indemnifying Party will be liable to the Indemnified Party only for such legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof at the request of the Indemnifying Party. As to those Third Party actions, suits, proceedings, claims, demands or assessments with respect to which the Indemnifying Party does not elect to assume control of the defense, the Indemnified Party will afford the Indemnifying Party an opportunity to participate in such defense, at its cost and expense, and will consult with the Indemnifying Party prior to settling or otherwise disposing of any of the same. The Indemnified Party will not settle any Indemnification Claim without the prior consent of the Indemnifying Party, such consent not to be unreasonably withheld.

13.6.        Time Limitation. No Indemnification Claim may be made, or Action with respect thereto instituted, after the date that is 12 months after the Closing Date with respect to claims for indemnification pursuant to Section 13.1(a) and claims for indemnification pursuant to Section 13.1(b) with respect to covenants and obligations required to be performed prior to or at the Closing, provided, however, that (i) claims for indemnification for breach of the Fundamental Representations and Warranties, and (ii) all claims for Damages relating to Taxes, may be made, and Actions with respect thereto may be instituted, at any time prior to the sixth anniversary of the Closing Date.

13.7.        Exclusive Remedy. From and after the Closing, and except as described in Section 14.3 and for claims arising under Ancillary Agreements, this ARTICLE 13 provides the exclusive means by which a Party may assert and remedy any claims arising out of or directly or indirectly relating to this Agreement or the negotiation or performance hereof, or the Transactions; and effective upon the Closing, each Party hereby waives and releases any other remedies that it may have against the other Party (or any of its Affiliates) with respect to such claims.

13.8.        Tax Treatment of Indemnity Payments. Any indemnity payment under this Agreement will be treated as an adjustment to the Purchase Price for Tax purposes unless otherwise required by applicable Legal Requirements.

13.9.        Limitation of Liability, Disclaimer of Consequential Damages. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, AND EXCEPT FOR DAMAGES AWARDED TO A THIRD PARTY, NEITHER PARTY WILL BE LIABLE TO THE OTHER FOR INDEMNIFICATION PURSUANT TO THIS ARTICLE 13, AND NO DAMAGES UNIDENTIFIABLE HEREUNDER WILL INCLUDE, ANY LOST PROFITS, LOSS OF DATA, LOSS OF USE, BUSINESS INTERRUPTION, DIMINUTION IN VALUE OR OTHER SPECIAL, INCIDENTAL, INDIRECT, PUNITIVE OR CONSEQUENTIAL DAMAGES, HOWEVER CAUSED, UNDER ANY THEORY OF LIABILITY, REGARDLESS OF WHETHER SUCH PARTY HAS BEEN NOTIFIED OF THE POSSIBILITY OF, OR THE FORESEEABILITY OF, SUCH DAMAGES.

13.10.      Third Party Contributors; Tax Benefits. The amount of any and all Damages for which indemnification is provided pursuant to this ARTICLE 13 will be net of any amounts actually received by Seller Indemnitee or Purchaser Indemnitee, as the case may be, with respect to such Damages under insurance policies or other indemnification obligations of Third Parties after giving effect to any deductible, retention or equivalent loss rated premium adjustment and any costs or expenses incurred in recovering such insurance proceeds or indemnification, and the Seller or Purchaser, as applicable, will, or will cause its Affiliate to, use commercially reasonable efforts to recover any such amounts from such sources. In any case where an Indemnified Party subsequently recovers from a Third Party any amount in respect of a matter with respect to which an Indemnifying Party has indemnified it pursuant to this ARTICLE 13 such Indemnified Party will promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), but not in excess of any amount previously so paid by the Indemnifying Party to or on behalf of the

Indemnified Party in respect of such matter. The amount of any Damages shall also be net of any net Tax benefit reasonably expected to be realized by the Indemnified Party arising from the incurrence or payment of such Damages and any correlative adjustments resulting from such Damages (after giving effect to any associated Tax detriment arising from the payment of such Damages).

ARTICLE 14
MISCELLANEOUS PROVISIONS

14.1.        No Reliance by Purchaser; Own Due Diligence. Purchaser is relying on its own investigation, examination and valuation of the Business, including the Transferred Assets, in effecting the Transactions. Purchaser has made all inspections and investigations of the Business and the Transferred Assets deemed necessary or desirable by Purchaser. Purchaser is purchasing the Transferred Assets based on the results of its inspections and investigations, and not on any representation or warranty of Seller or any of its Affiliates not expressly set forth in this Agreement. In light of these inspections and investigations and the representations and warranties made to Purchaser by Seller herein, Purchaser hereby relinquishes, on behalf of itself and the other Purchaser Indemnitees, any right or any claim with respect to this Agreement or the Transactions based on any representations and warranties other than those expressly set forth in this Agreement or any Ancillary Agreement.

14.2.        Financial Statements and Projections.

14.2.1.     In connection with Purchaser’s investigation of the Business, Purchaser has received from Seller various forward-looking statements regarding the Business (including the estimates, assumptions, projections, forecasts and plans furnished to it) (the “Forward-Looking Statements”). Purchaser acknowledges and agrees (i) there are uncertainties inherent in attempting to make the Forward-Looking Statements; (ii) Purchaser is familiar with such uncertainties; (iii) Purchaser is taking full responsibility for making its own investigation, examination and valuation of the Business and has employed outside professionals to assist it with the foregoing; (iv) Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Forward-Looking Statements; (v) Purchaser is not relying on any Forward-Looking Statement in any manner whatsoever and (vi) with respect to the foregoing, Purchaser shall have no claim against Seller or any of its Affiliates except as may arise from any inaccuracy in any representation or warranty set forth in this Agreement.

14.2.2.     Seller makes no representation or warranty with respect to the reasonableness of any assumptions underlying any Forward-Looking Statement.

14.2.3.     Seller makes no representation or warranty with respect to any Forward-Looking Statement made (i) in the Confidential Information Memorandum, (ii) in the Data Room, (iii) in the Management Presentation, (iv) in any supplemental due diligence information provided to Purchaser, (v) in connection with Purchaser’s discussions with management of the Business, (vi) in negotiations leading to this Agreement or (vii) in any other circumstance.

14.3.        Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the Parties agrees that, without posting bond or other undertaking, the other Party will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Action instituted in any court of the U.S. or any state thereof having jurisdiction over the Parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity. Each Party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert that the defense that a remedy at law would be adequate.  Notwithstanding the foregoing, in a circumstance where (a) this Agreement has been validly terminated and (b) Purchaser has paid the Purchaser Termination Fee to Seller, Seller may not seek, and is not entitled to obtain, specific performance of Purchaser’s obligations hereunder.

14.4.        Expenses. Except as set forth in Section 7.5, whether or not the Transactions are consummated, each Party will pay its own costs and expenses in connection with this Agreement and the Transactions, including the fees and expenses of its advisers, accountants and legal counsel.

14.5.        Interpretation. Except as otherwise explicitly specified to the contrary, (a) references to a section, exhibit or schedule means a section of, or schedule or exhibit to this Agreement, unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement, (f) unless otherwise specified “$” is in reference to U.S. dollars, and (g) the headings contained in this Agreement, in any exhibit or schedule to this Agreement and in the table of contents to this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

14.6.        Entire Agreement; Survival. This Agreement (including all schedules and exhibits attached hereto) together with (a) any separate disclosures and discussions specifically referenced herein, including Sections 5.10.2, 5.15 and 7.7.5 and (b) the Ancillary Agreements (including all schedules and exhibits attached thereto), constitutes the entire agreement between and among the Parties with regard to the subject matter of this Agreement, and supersedes all prior agreements and understandings with regard to such subject matter, except for the Confidentiality Agreement. Except for the Confidentiality Agreement, there are no agreements, representations or warranties between or among the Parties other than those set forth in the Agreement or the Ancillary Agreements. This Agreement shall survive the Closing and remain in full force and effect. Following the Closing, the Ancillary Agreements and all obligations and liability thereunder shall be subject to the terms, provisions and limitations of this Agreement.

14.7.        Amendment, Waivers and Consents. This Agreement may not be changed or modified, in whole or in part, except by supplemental agreement or amendment signed by the Parties. Any Party may waive compliance by any other Party with any of the covenants or conditions of this Agreement, but no waiver will be binding unless executed in writing by the Party making the waiver. No waiver of any provision of this Agreement will be deemed, or will constitute, a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver. Any consent under this Agreement must be in writing and will be effective only to the extent specifically set forth in such writing.

14.8.        Successors and Assigns. Subject to the immediately following sentence, this Agreement will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, each of which such successors and permitted assigns will be deemed to be a party hereto for all purposes hereof. No Party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties, and any attempt to do so will be null and void ab initio; provided, that (a) each Party may assign this Agreement and any or all of its rights and interests hereunder to one or more of its Affiliates or designate one or more of its Affiliates to perform its obligations hereunder, in each case, so long as such Party is not relieved of any liability or obligations hereunder, (b) each Party may assign this Agreement and any or all of its rights and interest hereunder to any purchaser of all or substantially all its assets or designate such purchaser to perform its obligations hereunder and (c) each Party may collaterally assign any or all of its rights and obligations hereunder to any provider of debt financing to it or any of its Affiliates. Except as expressly provided herein, this Agreement is for the sole benefit of the Parties hereto and their successors and permitted assignees and nothing herein expressed or implied will give or be construed to give any Person, other than the Parties hereto and such successors and permitted assignees, any other right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

14.9.        Governing Law. The rights and obligations of the Parties will be governed by, and this Agreement will be interpreted, construed and enforced in accordance with, the laws of the Commonwealth of Massachusetts, excluding its conflict of laws rules to the extent such rules would apply the law of another jurisdiction.

14.10.      Jurisdiction; Waiver of Jury Trial.

14.10.1.   Any judicial proceeding brought against any Party or any dispute arising out of this Agreement or related to this Agreement, or to the negotiation or performance hereof, must be brought in the courts of the Commonwealth of Massachusetts, or in the U.S. District Court for the District of Massachusetts, and, by execution and delivery of this Agreement, each of the Parties accepts the exclusive jurisdiction of such courts, irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement and waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction. The consents to jurisdiction in this Section 14.10.1 will not constitute general consents to service of process in the Commonwealth of Massachusetts for any purpose except as provided in this Section 14.10.1 and will not be deemed to confer rights on any Person other than the Parties. Service of any process, summons, notice or document by U.S. mail to a Party’s address for notice provided in or in accordance with Section 14.13 will be effective service of process for any action, suit or proceeding in the Commonwealth of Massachusetts with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 14.10.1.  Notwithstanding the foregoing, each of the Parties agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or the Transactions, including but not limited to any dispute arising out of or relating in any way to the Financing Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the U.S District Court for the Southern District of New York (and appellate courts thereof).  The Parties further agree that all of the provisions of Section 14.10.2 relating to waiver of jury trial shall apply to any action, cause of action, cross-claim or third-party claim referenced in this Section 14.10.1.

14.10.2.   TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THE TRANSACTIONS, THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

14.11.      Rules of Construction. The Parties acknowledge that each Party has read and negotiated the language used in this Agreement. Because all Parties participated in negotiating and drafting this Agreement, no rule of construction will apply to this Agreement which construes ambiguous language in favor of or against any Party by reason of that Party’s role in drafting this Agreement.

14.12.      Severability. If any provision of this Agreement, as applied to either Party or to any circumstance, is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said provision.

14.13.      Notices. Any notice required or permitted to be given hereunder must be provided in writing and (a) delivered in person or by express delivery or courier service, (b) sent by facsimile, or (c) deposited in the mail registered or certified first class, postage prepaid and return receipt requested (provided that any notice given pursuant to subsection (b) of this Section

14.13 is also confirmed by the means described in subsections (a) or (c) of this Section 14.13) to such address or facsimile of the Party set forth in this Section 14.13 or to such other place or places as such Party from time to time may designate in writing in compliance with the terms of this Section 14.13. Each notice will be deemed given when so delivered personally, or sent by facsimile transmission, or, if sent by express delivery or courier service, one Business Day after being sent, or if mailed, five Business Days after the date of deposit in the mail. A notice of change of address or facsimile number will be effective only when done in accordance with this Section 14.13.

(i)            To Purchaser at:

Laboratory Corporation of America Holdings

531 South Spring Street

Burlington, NC 27215

Attention:	Chief Executive Officer
Fax:	(336) 436-1053
Phone:	(336) 229-1127

with a copy to:

Hogan Lovells US LLP

Harbor East

100 International Drive, Suite 2000

Baltimore, MD 21202

Attention:	Michael J. Silver
Fax:	(410) 659-2701
Phone:	(410) 659-2700

(ii)           To Seller at:

Genzyme Corporation

500 Kendall Street

Cambridge, MA 02142

Attention:	General Counsel
Fax:	(617) 252-7553
Phone:	(617) 252-7500

with a copy to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Attention:	Christopher Comeau
Fax:	(617) 235-0566

Phone:    (617) 951-7809

14.14.      Rights of Parties. Except as set forth in the next sentence, nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the Parties to it and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any Third Party to any Party, nor will any provision give any Third Party any right of subrogation or action over or against any Party.  The provisions of Sections 14.10.1 and 14.10.2 shall also be enforceable by each Financing Source and its successors and assigns.

14.15.      Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile copies or by electronic scan copies delivered by email, each of which will be deemed an original, with the same effect as if the signatures were upon the same instrument.

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by their respective officers thereunto duly authorized all as of the Execution Date.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ David P. King
Name: David P. King
Title: Chairman and Chief Executive Officer

Signature Page to Asset Purchase Agreement

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by their respective officers thereunto duly authorized all as of the Execution Date.

GENZYME CORPORATION

By:	/s/ Henri A. Termeer
Name: Henri A. Termeer
Title: Chairman and Chief Executive Officer

Signature Page to Asset Purchase Agreement